Exhibit 99.1
CNH INDUSTRIAL N.V.
QUARTERLY REPORT FOR THE THREE AND NINE MONTHS
ENDED September 30, 2020

TABLE OF CONTENTS

PART I – FINANCIAL INFORMATION

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
As of September 30, 2020 and December 31, 2019
(Unaudited)

	September 30, 2020	December 31, 2019
	(in millions)
ASSETS
Cash and cash equivalents	$6,425	$4,875
Restricted cash	708	898
Trade receivables, net	421	416
Financing receivables, net	17,098	19,428
Inventories, net	6,744	7,082
Property, plant and equipment, net	4,538	5,269
Investments in unconsolidated subsidiaries and affiliates	508	631
Investments at fair value through profit and loss	526	—
Equipment under operating leases	1,828	1,857
Goodwill, net	1,936	2,538
Other intangible assets, net	720	806
Deferred tax assets	1,433	1,134
Derivative assets	188	73
Other assets	1,996	2,345
Total Assets	$45,069	$47,352
LIABILITIES AND EQUITY
Debt	24,670	24,854
Trade payables	5,112	5,632
Deferred tax liabilities	161	172
Pension, postretirement and other postemployment benefits	1,502	1,578
Derivative liabilities	88	121
Other liabilities	8,696	8,839
Total Liabilities	$40,229	$41,196
Redeemable noncontrolling interest	41	35
Common shares, €0.01, par value; outstanding 1,351,329,248 common shares and 371,378,230 loyalty program special voting shares at 9/30/2020; and outstanding 1,350,132,117 common shares and 387,951,166 loyalty program special voting shares at 12/31/2019	25	25
Treasury stock, at cost -13,070,948 common shares at 9/30/2020 and 14,268,079 common shares at 12/31/2019	(140)	(154)
Additional paid in capital	4,397	4,404
Retained earnings	3,115	3,808
Accumulated other comprehensive loss	(2,657)	(2,002)
Noncontrolling interests	59	40
Total Equity	$4,799	$6,121
Total Liabilities and Equity	$45,069	$47,352

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Nine Months Ended September 30, 2020 and 2019
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	(in millions)		(in millions)
Revenues
Net sales	$6,107	$5,892	$16,250	$18,966
Finance, interest and other income	385	468	1,281	1,418
Total Revenues	$6,492	$6,360	$17,531	$20,384
Costs and Expenses
Cost of goods sold	5,178	5,015	14,706	15,732
Selling, general and administrative expenses	501	540	1,511	1,634
Research and development expenses	226	238	643	755
Restructuring expenses	7	42	19	78
Interest expense	161	192	512	570
Goodwill impairment charge	—	—	585	—
Other, net	1,388	173	290	552
Total Costs and Expenses	$7,461	$6,200	$18,266	$19,321
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(969)	160	(735)	1,063
Income tax (expense) benefit	15	486	78	261
Equity in income of unconsolidated subsidiaries and affiliates	22	(3)	32	10
Net income (loss)	$(932)	$643	$(625)	$1,334
Net income attributable to noncontrolling interests	10	6	32	26
Net income (loss) attributable to CNH Industrial N.V.	$(942)	$637	$(657)	$1,308
Earnings (loss) per share attributable to common shareholders
Basic	$(0.70)	$0.47	$(0.49)	$0.97
Diluted	$(0.70)	$0.47	$(0.49)	$0.97
Cash dividends declared per common share	$—	$—	$—	$0.203

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME
For the Three and Nine Months Ended September 30, 2020 and 2019
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	(in millions)		(in millions)
Net income (loss)	$(932)	$643	$(625)	$1,334
Other comprehensive income (loss), net of tax
Unrealized income (loss) on cash flow hedges	30	(22)	87	(39)
Changes in retirement plans’ funded status	(15)	(9)	(43)	(23)
Foreign currency translation	(221)	31	(697)	109
Share of other comprehensive income (loss) of entities using the equity method	12	(14)	(2)	(17)
Other comprehensive income (loss), net of tax	(194)	(14)	(655)	30
Comprehensive income (loss)	(1,126)	629	(1,280)	1,364
Less: Comprehensive income attributable to noncontrolling interests	13	4	33	24
Comprehensive income (loss) attributable to CNH Industrial N.V.	$(1,139)	$625	$(1,313)	$1,340

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited)

	Nine Months Ended September 30,
	2020	2019
	(in millions)
Operating activities:
Net income (loss)	$(625)	$1,334
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	460	494
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	390	419
Loss on disposal of assets	6	3
Undistributed income of unconsolidated subsidiaries	—	5
Goodwill impairment charge	585	—
Other non-cash items(1)	276	150
Changes in operating assets and liabilities:
Provisions	(127)	(144)
Deferred income taxes	(245)	(445)
Trade and financing receivables related to sales, net	1,745	55
Inventories, net	753	(1,058)
Trade payables	(543)	(501)
Other assets and liabilities	88	(456)
Net cash provided by (used in) operating activities	$2,763	$(144)
Investing activities:
Additions to retail receivables	(3,235)	(3,027)
Collections of retail receivables	2,959	3,218
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	3	10
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(229)	(325)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(761)	(944)
Other	(281)	41
Net cash used in investing activities	$(1,544)	$(1,027)
Financing activities:
Proceeds from long-term debt	7,510	9,986
Payments of long-term debt	(7,785)	(10,190)
Net increase in other financial liabilities	423	235
Dividends paid	(4)	(280)
Other	—	(45)
Net cash provided by (used in) financing activities	$144	$(294)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(3)	(173)
Increase (decrease) in cash and cash equivalents	1,360	(1,638)
Cash and cash equivalents and restricted cash, beginning of year	5,773	5,803
Cash and cash equivalents and restricted cash, end of period	$7,133	$4,165

(1) In the nine months ended September 30, 2020, this item includes the pre-tax gain of $268 million from the remeasurement at fair value of the investment in Nikola Corporation.

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Nine Months Ended September 30, 2020
(Unaudited)

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2020, as previously reported	$25	$(154)	$4,404	$3,808	$(2,002)	$40	$6,121	$35
Adoption of ASC 326	—	—	—	(36)	—	—	(36)	—
Balance, January 1, 2020 as recast	25	(154)	4,404	3,772	(2,002)	40	6,085	35
Net income (loss)	—	—	—	(65)	—	9	(56)	2
Other comprehensive income (loss), net of tax	—	—	—	—	(399)	(2)	(401)	—
Dividends paid	—	—	—	—	—	—	—	(1)
Decrease in non controlling interest due to the change of ownership	—	—	(5)	—	—	(4)	(9)	—
Share-based compensation expense	—	—	5	—	—	—	5	—
Other changes	—	—	(3)	—	—	1	(2)	—
Balance, March 31, 2020	$25	$(154)	$4,401	$3,707	$(2,401)	$44	$5,622	$36
Net income	—	—	—	350	—	7	357	4
Other comprehensive income (loss), net of tax	—	—	—	—	(59)	—	(59)	—
Dividends paid	—	—	—	—	—	—	—	(2)
Common shares issued from treasury stock and capital increase for share-based compensation	—	14	(14)	—	—	—	—	—
Share-based compensation expense	—	—	4	—	—	—	4	—
Other changes	—	—	1	—	—	—	1	—
Balance, June 30, 2020	$25	$(140)	$4,392	$4,057	$(2,460)	$51	$5,925	$38
Net income (loss)	—	—	—	(942)	—	6	(936)	4
Other comprehensive income (loss), net of tax	—	—	—	—	(197)	3	(194)	—
Dividends paid	—	—	—	—	—	—	—	(1)
Share-based compensation expense	—	—	3	—	—	—	3	—
Other changes	—	—	2	—	—	(1)	1	—
Balance, September 30, 2020	$25	$(140)	$4,397	$3,115	$(2,657)	$59	$4,799	$41

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Nine Months Ended September 30, 2019
(Unaudited)

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2019	$25	$(128)	$4,409	$2,596	$(1,859)	$25	$5,068	$30
Net income	—	—	—	257	—	6	263	1
Other comprehensive income (loss), net of tax	—	—	—	—	47	2	49	—
Reclassification of certain tax effects	—	—	—	65	(65)	—	—	—
Dividends paid	—	—	—	—	—	—	—	(1)
Common shares issued from treasury stock and capital increase for share-based compensation	—	6	(6)	—	—	—	—	—
Share-based compensation expense	—	—	9	—	—	—	9	—
Other changes	—	—	3	—	—	(1)	2	—
Balance, March 31, 2019	$25	$(122)	$4,415	$2,918	$(1,877)	$32	$5,391	$30
Net income	—	—	—	414	—	8	422	5
Other comprehensive income (loss), net of tax	—	—	—	—	(3)	(2)	(5)	—
Dividends paid	—	—	—	(275)	—	—	(275)	(2)
Acquisition of treasury stock	—	(45)	—	—	—	—	(45)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	19	(21)	—	—	—	(2)	—
Share-based compensation expense	—	—	12	—	—	—	12	—
Other changes	—	—	(9)	—	—	—	(9)	—
Balance, June 30, 2019	$25	$(148)	$4,397	$3,057	$(1,880)	$38	$5,489	$33
Net Income	—	—	—	637	—	3	640	3
Other comprehensive income (loss), net of tax	—	—	—	—	(12)	(2)	(14)	—
Dividends paid	—	—	—	—	—	—	—	(2)
Acquisition of treasury stock	—	—	—	—	—	—	—	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	6	(7)	—	—	—	(1)	—
Share-based compensation expense	—	—	9	—	—	—	9	—
Other changes	—	—	3	—	—	—	3	—
Balance, September 30, 2019	$25	$(142)	$4,402	$3,694	$(1,892)	$39	$6,126	$34

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. BASIS OF PRESENTATION
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed on September 29, 2013 as a result of the business combination transaction between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its subsidiaries.
The condensed consolidated financial statements of CNH Industrial N.V. and its consolidated subsidiaries have been voluntarily prepared by the Company without audit. Although prepared on a voluntary basis, the condensed consolidated financial statements included in the report comply in all material respects with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) governing interim financial statements. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted as permitted by such rules and regulations. All adjustments, consisting only of normal recurring adjustments, have been included. Management believes that the disclosures are adequate to present fairly the financial position, results of operations, and cash flows at the dates and for the periods presented. These interim financial statements should be read in conjunction with the financial statements and the notes thereto appearing in the Company’s annual report on Form 20-F for the year ended December 31, 2019. Results for interim periods are not necessarily indicative of those to be expected for the fiscal year. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related accompanying notes and disclosures. The COVID-19 pandemic has resulted in uncertainties in the Company's business, which may cause actual results to differ materially from the estimates and assumptions used in preparation of the financial statements including, but not limited to, future cash flows associated with goodwill, indefinite life intangibles, definite life intangibles, long-lived impairment tests, determination of discount rates and other assumptions for pension and other post-retirement benefit expense and income taxes. Changes in estimates are recorded in results of operations in the period during which the events or circumstances giving rise to such changes occur.

Certain financial information in this report has been presented by geographic area. Our geographical regions are: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:
•North America: United States, Canada and Mexico;
•Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans;
•South America: Central and South America, and the Caribbean Islands; and
•Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), and African continent and Middle East.
2. NEW ACCOUNTING PRONOUNCEMENTS
Adopted in 2020
Financial Instruments
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which established ASC 326, Financial Instruments – Credit Losses (ASC 326”). In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses (“ASU 2018-19”), which superseded existing ASU 2016-13. The ASU introduced a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. Additional disclosures about significant estimates and credit quality were also required. The Company adopted ASU 2018-19 on January 1, 2020, using the modified retrospective approach. The impact to the consolidated balance sheet on January 1, 2020 was an increase to the allowance for credit losses of $26 million, a decrease to the investments in non-consolidated affiliates of $17 million and an increase to deferred tax assets of $7 million, with the offset to retained earnings of $36 million.
The following paragraphs present the Company’s policy for Allowance for Credit Losses:
Allowance for Credit Losses
The allowance for credit losses is the Company’s estimate of the lifetime expected credit losses inherent in the trade receivables and financing receivables portfolios owned by the Company. Retail financing receivables that share the same risk characteristics (such as, collateralization levels, geography, product type and other relevant factors) are reviewed on a collective basis using measurement models and management judgment. The allowance for retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors, such as gross domestic product (GDP) and Net Farm Income. The forward-looking macroeconomic factors are updated quarterly. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

Wholesale financing receivables and trade receivables that share the same risk characteristics (such as collateralization levels, term, geography and other relevant factors) are reviewed on a collective basis using measurement models and management judgment. The allowances for trade and wholesale credit losses are based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors, such as industry sales volumes. The forward-looking macroeconomic factors are updated quarterly. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowances for credit losses. These qualitative factors are subjective and require a degree of management judgment.

Wholesale and retail financing receivables and trade receivables that do not have similar risk characteristics are individually reviewed based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the probability-weighted estimates of cash flows and collateral value; the time value of money; current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls (including the value of the collateral, if appropriate) over the expected life of each financial asset.
Intangibles - Cloud Computing Arrangements
In August 2018, the FASB issued ASU No. 2018-15, Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement ("ASU 2018-15"), which expands upon the guidance set forth in ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. ASU 2018-15 aligns the requirements for capitalization of implementation costs in a cloud computing service contract with those requirements for capitalization of implementation costs incurred for an internal-use software license. The Company adopted ASU 2018-15 on a prospective basis on January 1, 2020. The adoption did not have a material impact on our results of operations, financial position and cash flows.
Related Party Guidance for Variable Interest Entities
In October 2018, the FASB issued ASU No. 2018-17, Targeted Improvements to Related Party Guidance for Variable Interest Entities ("ASU 2018-17"), which expands the application of a specific private company alternative related to VIEs and changes the guidance for determining whether a decision-making fee is a variable interest. Under the new guidance, to determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportionate basis, rather than in their entirety. The Company adopted ASU 2018-17 on January 1, 2020. The adoption did not have a material impact on our consolidated financial statements.
Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments
In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which makes targeted changes to standards on credit losses, hedging, and recognizing and measuring financial instruments to clarify them and address implementation issues. The amendments clarify the scope of the credit losses standard and address issues related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other things. On recognizing and measuring financial instruments, the amendments address the scope of the guidance, the requirement for remeasurement under ASC 820 when using the measurement alternative, certain disclosure requirements and which equity securities have to be remeasured at historical exchange rates. The Company adopted the amendments related to ASU 2016-13, ASU 2017-12 and ASU 2016-01 at January 1, 2020. The adoption of this standard did not have a material impact on our consolidated financial statements.
Fair Value Measurement
In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820, Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The removed and modified disclosures were adopted on a retrospective basis and the new disclosures were adopted on a prospective basis. The adoption of this standard did not have a material impact on our consolidated financial statements.

Not Yet Adopted
Defined Benefit Plans Disclosure
In August 2018, the FASB issued ASU 2018-14, Compensation - Retirement Benefits - Defined Benefit Plans - General: Changes to the Disclosure Requirements for Defined Benefit Plans ("ASU 2018-14"), which modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans by removing and adding certain disclosures for these plans. The guidance is effective for public companies beginning with its annual report for fiscal year 2020. The Company is currently evaluating the impact of adoption of this ASU on its related disclosures.
Simplifying the Accounting for Income Taxes
In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This ASU eliminates certain exceptions to the general principles in ASC 740, Income Taxes. Specifically, it eliminates the exception to (1) the incremental approach for intraperiod tax allocation when there is a loss from continuing operations, and income or a gain from other items; (2) the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; (3) the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; and (4) the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. ASU 2019-12 will be effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.
Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04"). ASU 2020-04 provides temporary optional expedients and exceptions for applying U.S. GAAP to contract modifications, hedging relationships, and other transactions affected by Reference Rate Reform if certain criteria are met. ASU 2020-04 can be adopted beginning as of March 12, 2020 through December 31, 2022 and may be applied as of the beginning of the interim period that includes March 12, 2020 or any date thereafter. The Company has not adopted ASU 2020-04 as of September 30, 2020. ASU 2020-04 is not expected to have a significant impact on the Company's consolidated financial statements.
3. REVENUE
The following table summarizes revenues for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,
	2020	2019
	(in millions)
Agriculture	$2,713	$2,446
Construction	576	664
Commercial and Specialty Vehicles	2,371	2,331
Powertrain	909	940
Eliminations and Other	(462)	(489)
Total Industrial Activities	$6,107	$5,892
Financial Services	408	487
Eliminations and Other	(23)	(19)
Total Revenues	$6,492	$6,360

	Nine Months Ended September 30,
	2020	2019
	(in millions)
Agriculture	$7,498	$8,031
Construction	1,418	2,061
Commercial and Specialty Vehicles	6,131	7,443
Powertrain	2,425	3,109
Eliminations and Other	(1,222)	(1,678)
Total Industrial Activities	$16,250	$18,966
Financial Services	1,338	1,480
Eliminations and Other	(57)	(62)
Total Revenues	$17,531	$20,384
The following table disaggregates revenues by major source for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,
	2020	2019
	(in millions)
Revenues from:
Sales of goods	$5,874	$5,603
Rendering of services and other revenues	158	196
Rents on assets sold with a buy-back commitment	75	93
Revenues from sales of goods and services	6,107	5,892
Finance and interest income	228	290
Rents and other income on operating lease	157	178
Finance, interest and other income	385	468
Total Revenues	$6,492	$6,360

	Nine Months Ended September 30,
	2020	2019
	(in millions)
Revenues from:
Sales of goods	$15,575	$18,168
Rendering of services and other revenues	440	500
Rents on assets sold with a buy-back commitment	235	298
Revenues from sales of goods and services	16,250	18,966
Finance and interest income	755	869
Rents and other income on operating lease	526	549
Finance, interest and other income	1,281	1,418
Total Revenues	$17,531	$20,384

Contract liabilities recorded in Other liabilities were $1,207 million and $1,236 million at September 30, 2020 and December 31, 2019, respectively. Contract liabilities primarily relate to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment. During the three months ended September 30, 2020 and 2019, revenues included $107 million and $118 million, respectively, relating to contract liabilities outstanding at the beginning of each period. During the nine months ended September 30, 2020 and 2019 revenues included $365 million and $415 million respectively, relating to contract liabilities outstanding at the beginning of each period.
At September 30, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $1.9 billion ($2.0 billion as of December 31, 2019). The Company expects to recognize revenue on approximately 32% and 77% of the remaining performance obligations over the next 12 and 36 months, respectively (approximately 39% and 84% as of December 31, 2019), with the remaining recognized thereafter.
4. VARIABLE INTEREST ENTITIES
The Company consolidates various securitization trusts and facilities that have been determined to be variable interest entities (“VIEs”) and of which the Company is a primary beneficiary. The Company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. For further information regarding VIEs, please see “Note 9: Receivables.”
The following table presents certain assets and liabilities of consolidated VIEs, which are included in the condensed consolidated balance sheets included in this report. The assets in the table below include only those assets that can be used to settle obligations of the consolidated VIEs. The liabilities in the table below include third party liabilities of the consolidated VIEs for which creditors do not have recourse to the general credit of the Company.

	September 30, 2020	December 31, 2019
	(in millions)
Restricted cash	$581	$739
Financing receivables	8,176	9,026
Total Assets	$8,757	$9,765
Debt	$8,076	$9,011
Total Liabilities	$8,076	$9,011

5. EARNINGS PER SHARE
The Company’s basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of common shares outstanding during the period.
Diluted EPS reflects the potential dilution that could occur if dilutive securities were exercised into common stock. Stock options, restricted stock units and performance stock units are considered dilutive securities.
A reconciliation of basic and diluted earnings per share is as follows (in millions, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Basic:
Net income (loss) attributable to CNH Industrial	$(942)	$637	$(657)	$1,308
Weighted average common shares outstanding—basic	1,351	1,351	1,351	1,353
Basic earnings (loss) per share	$(0.70)	$0.47	$(0.49)	$0.97
Diluted:
Net income (loss) attributable to CNH Industrial	$(942)	$637	$(657)	$1,308
Weighted average common shares outstanding—basic	1,351	1,351	1,351	1,353
Effect of dilutive securities (when dilutive):
Stock compensation plans (1)	—	1	—	2
Weighted average common shares outstanding—diluted	1,351	1,352	1,351	1,355
Diluted earnings (loss) per share	$(0.70)	$0.47	$(0.49)	$0.97
(1)    For the three and nine months ended September 30, 2020, the assumed exercise of stock-based compensation awards was not considered because the impact would be anti-dilutive. For the three and nine months ended September 30, 2019, no shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.

6. EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS
The following table summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the three and nine months ended September 30, 2020 and 2019:

	Pension		Healthcare		Other
	Three Months Ended September 30,		Three Months Ended September 30,		Three Months Ended September 30,
	2020	2019	2020	2019	2020	2019
	(in millions)
Service cost	$5	$5	$1	$1	$4	$4
Interest cost	11	19	3	3	—	—
Expected return on assets	(20)	(26)	(2)	(2)	—	—
Amortization of:
Prior service credit	—	1	(33)	(33)	—	—
Actuarial loss	11	17	1	1	—	—
Net periodic benefit cost	$7	$16	$(30)	$(30)	$4	$4

	Pension		Healthcare		Other
	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019	2020	2019
	(in millions)
Service cost	$16	$17	$3	$4	$12	$10
Interest cost	34	57	8	11	1	2
Expected return on assets	(62)	(76)	(5)	(6)	—	—
Amortization of:
Prior service credit	—	1	(98)	(93)	—	1
Actuarial loss	31	51	2	1	—	—
Net periodic benefit cost	$19	$50	$(90)	$(83)	$13	$13

On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allowed CNH Industrial to terminate or modify various retiree healthcare benefits previously provided to certain UAW Union represented Company retirees. On April 16, 2018, CNH Industrial announced its determination to modify the benefits provided to the applicable retirees (“Benefit Modification”) to make them consistent with the benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefit Modification resulted in a reduction of the plan liability by $527 million. This amount will be amortized from Other Comprehensive Income ("OCI") to the income statement over approximately 4.5 years, which represents the average service period to attain eligibility conditions for active participants. For the three and nine months ended September 30, 2020 and 2019, $30 million and $90 million of amortization (“Benefit Modification Amortization”) was recorded as a pre-tax gain in Other, net, respectively.
7. INCOME TAXES
The effective tax rates for the three months ended September 30, 2020 and 2019 were positive 1.5% and negative 303.8%, respectively. The current period effective tax rate reflects the inability to record tax benefits on pre-tax losses in certain jurisdictions, and the minimal discrete tax benefit related to the pre-tax loss of $1,207 million due to the remeasurement to fair value of the investment in Nikola Corporation, calculated in accordance with the applicable jurisdictional tax laws, the effects of which were partially offset by the impact of net discrete tax benefits. The discrete tax benefits were primarily non-cash and included $82 million related to the recognition of certain deferred tax assets, primarily based on the recent profit history and expected future profitability of consolidated tax reporting groups in certain jurisdictions. The effective tax rate for the three months ended September 30, 2019 was primarily attributable to releasing a significant portion of the valuation allowance previously recorded against the net Italian deferred tax assets, which resulted in a discrete tax benefit of $539 million.

The effective tax rates for the nine months ended September 30, 2020 and 2019 were positive 10.6% and negative 24.6%, respectively. The current period effective tax rate reflects the inability to record tax benefits on pre-tax losses in certain jurisdictions and the goodwill impairment related to the Company’s construction segment, the effects of which were partially offset by the minimal discrete tax charge related to the pre-tax gain of $268 million due to the remeasurement to fair value of the investment in Nikola Corporation, calculated in accordance with the applicable jurisdictional tax laws, and the effect of net discrete tax benefits. The discrete tax benefits were primarily non-cash and included $82 million related to the recognition of certain deferred tax assets, largely based on the recent profit history and expected future profitability of consolidated tax reporting groups in certain jurisdictions. The effective tax rate for the nine months ended September 30, 2019 was primarily attributable to releasing a significant portion of the valuation allowance previously recorded against the net Italian deferred tax assets, which resulted in a discrete tax benefit of $539 million.
As in all financial reporting periods, the Company assessed the realizability of its various deferred tax assets, which relate to multiple tax jurisdictions in all regions of the world. It is possible assessment changes could occur within the next 12 months, with those changes potentially having a material impact on the Company’s results of operations.
The Company is subject to income taxes and, therefore, routinely encounters income tax audits in many tax jurisdictions of the world. As various ongoing audits are concluded, or as the applicable statutes of limitations expire, it is possible the Company’s amount of unrecognized tax benefits could change during the next twelve months. Those changes, however, are not expected to have a material impact on the Company’s results of operations, balance sheet, or cash flows.
8. SEGMENT INFORMATION
The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.
CNH Industrial has the following five operating segments:
Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and compact track loaders. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial brands dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brands dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
The activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as corporate functions, are collectively referred to as "Industrial Activities".
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
With reference to Industrial Activities' segments, the CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT. The Company believes Adjusted EBIT more fully reflects Industrial Activities segments' profitability. Adjusted EBIT of Industrial Activities is defined as net income/(loss) of Industrial Activities before Industrial Activities income taxes, interest expenses net, restructuring expenses, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses) and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
With reference to Financial Services, the CODM assesses the performance of the segment and makes decisions about resource allocation on the basis of net income prepared in accordance with U.S. GAAP.
The following tables summarize selected financial information by segment as well as the reconciliation from consolidated net income (loss) under U.S. GAAP to Adjusted EBIT for the three and nine months ended September 30, 2020 and 2019.

	Three Months Ended September 30, 2020
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
	(in millions)
Consolidated Net Income (Loss)						$(932)
Less: Consolidated Income tax benefit (expenses)						15
Consolidated Income (loss) before taxes						(947)
Less: Financial Services
Financial Services Net income						56
Financial Services income taxes						24
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations						63
Foreign exchanges (gains) losses, net						17
Finance and non-service components of Pension and other post-employment benefit costs(1)						(29)
Adjustments for the following Industrial Activities items:
Restructuring expenses	2	3	1	1	—	7
Nikola investment fair value adjustment	—	—	—	—	1,207	1,207
Adjusted EBIT of Industrial Activities	$274	$(24)	$(7)	$60	$(65)	$238
(1)In the three months ended September 30, 2020, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

	Nine Months Ended September 30, 2020
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
	(in millions)
Consolidated Net Income (Loss)						$(625)
Less: Consolidated Income tax benefit (expenses)						78
Consolidated Income (loss) before taxes						(703)
Less: Financial Services
Financial Services Net income						189
Financial Services income taxes						74
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations						181
Foreign exchanges (gains) losses, net						22
Finance and non-service components of Pension and other post-employment benefit costs(1)						(85)
Adjustments for the following Industrial Activities items:
Restructuring expenses	9	5	4	1	—	19
Goodwill impairment change	—	—	—	—	585	585
Other discrete items(2)	176	72	289	—	7	544
Nikola investment fair value adjustment	—	—	—	—	(268)	(268)
Adjusted EBIT of Industrial Activities	$501	$(194)	$(219)	$123	$(179)	$32
(1)In the nine months ended September 30, 2020, this item includes the pre-tax gain of $90 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.
(2)In the nine months ended September 30, 2020, this item mainly includes impairment of intangible and other long-lived assets and other optimization charges.

	Three Months Ended September 30, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
	(in millions)
Consolidated Net Income						$643
Less: Consolidated Income tax benefit (expenses)						486
Consolidated Income before taxes						157
Less: Financial Services
Financial Services Net income						82
Financial Services income taxes						34
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations						62
Foreign exchanges (gains) losses, net						19
Finance and non-service components of Pension and other post-employment benefit costs(1)						(16)
Adjustments for the following Industrial Activities items:
Restructuring expenses	9	18	9	5	—	41
Other discrete items(2)	—	—	135	—	2	137
Adjusted EBIT of Industrial Activities	$152	$10	$70	$81	$(29)	$284
(1)In the three months ended September 30, 2019, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.
(2)In the three months ended September 30, 2019, this item mainly included other asset optimization charges for $135 million due to actions included in the “Transform2Win” strategy.

	Nine Months Ended September 30, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
	(in millions)
Consolidated Net Income						$1,334
Less: Consolidated Income tax benefit (expenses)						261
Consolidated Income before taxes						1,073
Less: Financial Services
Financial Services Net income						268
Financial Services income taxes						101
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations						181
Foreign exchanges (gains) losses, net						39
Finance and non-service components of Pension and other post-employment benefit costs(1)						(47)
Adjustments for the following Industrial Activities items:
Restructuring expenses	27	22	20	5	1	75
Other discrete items(2)	—	—	135	—	2	137
Adjusted EBIT of Industrial Activities	$661	$48	$221	$279	$120	$1,089
(1)In the nine months ended September 30, 2019, this item includes the pre-tax gain of $90 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.
(2)In the nine months ended September 30, 2019, this item mainly included other asset optimization charges for $135 million due to actions included in the “Transform2Win” strategy.
9. RECEIVABLES
Financing Receivables, net
A summary of financing receivables as of September 30, 2020 and December 31, 2019 is as follows:

	September 30, 2020	December 31, 2019
	(in millions)
Retail	$8,820	$9,218
Wholesale	8,205	10,081
Other	73	129
Total	$17,098	$19,428
The Company assesses and monitors the credit quality of its portfolio based on whether a receivable is classified as Performing or Non-Performing. Financing receivables are considered past due if the required principal and interest payments have not yet been received as of the contractual payment due date. Delinquency is reported in financing receivables greater than 30 days past due. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 90 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrued interest is charged-off to Interest income. Interest income charged-off was not material for the three and nine months ended September 30, 2020. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured. As the terms for retail financing receivables are greater than one year, the performing/non-performing information is presented by year of origination for North America, South America and Rest of World.

The aging of financing receivables as of September 30, 2020 and December 31, 2019 is as follows (in millions):

	31-60 Days Past Due	61-90 Days Past Due	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
North America
2020					$1,902	$1	$1,903
2019					1,795	5	1,800
2018					1,198	3	1,201
2017					653	3	656
2016					342	2	344
Prior to 2016					150	2	152
Total	$40	$2	$42	$5,998	$6,040	$16	$6,056
South America
2020					$583	$1	$584
2019					444	9	453
2018					294	9	303
2017					164	5	169
2016					83	3	86
Prior to 2016					67	4	71
Total	$5	$1	$6	$1,629	$1,635	$31	$1,666
Rest of World
2020					$369	$—	$369
2019					263	1	264
2018					195	—	195
2017					121	1	122
2016					44	—	44
Prior to 2016					3	—	3
Total	$4	$1	$5	$990	$995	$2	$997
Europe	$—	$—	$—	$101	$101	$—	$101
Total Retail	$49	$4	$53	$8,718	$8,771	$49	$8,820
Wholesale
North America	$—	$—	$—	$2,956	$2,956	$29	$2,985
South America	—	—	—	511	511	36	547
Rest of World	1	1	2	538	540	2	542
Europe	12	—	12	4,119	4,131	—	4,131
Total Wholesale	$13	$1	$14	$8,124	$8,138	$67	$8,205
The above aging table is not necessarily reflective of the potential credit risk in the portfolio due to payment schedules changes granted by the Company and government stimulus policies benefiting the Company's dealers and end-use customers.

	December 31, 2019
	31-60 Days Past Due	61-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
North America	$24	$4	$—	$28	$6,123	$6,151	$16	$6,167
Europe	—	—	—	—	136	136	—	136
South America	9	2	6	17	1,974	1,991	18	2,009
Rest of World	3	1	2	6	900	906	—	906
Total Retail	$36	$7	$8	$51	$9,133	$9,184	$34	$9,218
Wholesale
North America	$—	$—	$—	$—	$3,641	$3,641	$26	$3,667
Europe	24	9	7	40	4,857	4,897	—	4,897
South America	2	—	1	3	829	832	55	887
Rest of World	5	3	6	14	616	630	—	630
Total Wholesale	$31	$12	$14	$57	$9,943	$10,000	$81	$10,081
Allowance for credit losses activity for the three and nine months ended September 30, 2020 and 2019 is as follows (in millions):

	Three Months Ended September 30, 2020
	Retail	Wholesale
Opening balance	$326	$159
Provision	28	6
Charge-offs, net of recoveries	(18)	(4)
Foreign currency translation and other	3	6
Ending balance	$339	$167

	Nine Months Ended September 30, 2020
	Retail	Wholesale
Opening Balance, as previously reported	$299	$159
Adoption of ASC 326	35	(9)
Opening Balance, as recast	334	150
Provision	82	23
Charge-offs, net of recoveries	(62)	(5)
Foreign currency translation and other	(15)	(1)
Ending Balance	$339	$167
At September 30, 2020, the allowance for credit losses includes a continued build of reserves primarily due to the expectation of deteriorating credit conditions related to the COVID-19 pandemic. The Company continues to monitor the situation and will update the macroeconomic factors and qualitative factors in future periods, as warranted. The provision for credit losses is included in selling, general, and administrative expenses.

	Three Months Ended September 30, 2019
	Retail	Wholesale
Opening Balance	$319	$158
Provision	11	2
Charge-offs, net of recoveries	(17)	(2)
Foreign currency translation and other	(18)	(3)
Ending Balance	$295	$155

	Nine Months Ended September 30, 2019
	Retail	Wholesale
Opening Balance	$326	$164
Provision	34	3
Charge-offs, net of recoveries	(44)	(8)
Foreign currency translation and other	(21)	(4)
Ending Balance	$295	$155
Allowance for credit losses activity for the year ended December 31, 2019 is as follows (in millions):

	December 31, 2019
	Retail	Wholesale
Opening Balance	$326	$164
Provision	44	12
Charge-offs, net of recoveries	(51)	(18)
Foreign currency translation and other	(20)	1
Ending Balance	$299	$159

Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when a lender grants a concession it would not otherwise consider to a borrower that is experiencing financial difficulties. As a collateral-based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of the collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations based on a credit review, the TDR classification is not removed from the receivable.
As of September 30, 2020, the Company had 254 retail and finance lease contracts classified as TDRs where a court in North America has determined the concession. The pre-modification value was $8 million and the post-modification value was $7 million. Additionally, the Company had 394 accounts with a balance of $26 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As of September 30, 2019, the Company had 284 retail and finance lease contracts classified as TDRs where a court in North America has determined the concession. The pre-modification value was $11 million and the post-modification value was $10 million. Additionally, the Company had 346 accounts with a balance of $15 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended September 30, 2020 and 2019.
As of September 30, 2020 and 2019, the Company had retail and finance lease receivable contracts classified as TDRs in Europe. The pre-modification value was $96 million and $88 million, respectively, and the post-modification value was $89 million and $81 million, respectively. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended September 30, 2020 and 2019.
As of September 30, 2020 and 2019, the Company’s wholesale TDR were immaterial.
Transfers of Financial Assets
The Company transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s condensed consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the

Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.
These securitization trusts were determined to be VIEs, and consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.
No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company in its role as servicer.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Company continues to recognize the receivables transferred by this means in its balance sheet and a financial liability of the same amount under asset-backed financing.
At September 30, 2020 and December 31, 2019, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	September 30, 2020	December 31, 2019
Retail note and finance lease receivables	$5,596	$6,340
Wholesale receivables	5,939	7,266
Total	$11,535	$13,606

10. INVENTORIES
Inventories as of September 30, 2020 and December 31, 2019 consist of the following:

	September 30, 2020	December 31, 2019
	(in millions)
Raw materials	$1,561	$1,332
Work-in-process	808	612
Finished goods	4,375	5,138
Total inventories	$6,744	$7,082

11. LEASES
Lessee
The Company has mainly operating lease contracts for buildings, plant and machinery, vehicles, IT equipment and machinery.
Leases with a term of 12 months or less are not recorded in the balance sheet. For these leases the Company recognized, on a straight-line basis over the lease term, lease expense of $3 million and $4 million in the three months ended September 30, 2020 and 2019, respectively, and $9 million and $12 million in the nine months ended September 30, 2020 and 2019, respectively.
For the three and nine months ended September 30, 2020 the Company incurred operating lease expenses of $35 million and $105 million, respectively. For the three and nine months ended September 30, 2019, the Company incurred operating lease expenses of $37 million and $116 million, respectively.
At September 30, 2020, the Company has recorded approximately $391 million of right-of-use assets and $388 million of related lease liability included in Other Assets and Other Liabilities, respectively. At September 30, 2020, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for operating leases were 6.9 years and 3.2%, respectively.
During the nine months ended September 30, 2020 and 2019, leased assets obtained in exchange for operating lease obligations were $66 million and $50 million, respectively. The operating cash outflow for amounts included in the measurement of operating lease obligations was $106 million and $116 million as of September 30, 2020 and 2019, respectively.
Future minimum lease payments under non-cancellable leases as of September 30, 2020 were as follows:

Operating Leases	($ million)
2020 (excluding the nine months ended September 30, 2020)	$30
2021	105
2022	76
2023	59
2024	41
2025 and thereafter	120
Total future minimum lease payments	$431
Less: Interest	43
Total	$388
Lessor
The Company, primarily through its Financial Services segment, leases equipment and vehicles to retail customers under operating leases. Our leases typically have terms of 3 to 5 years with options available for the lessee to purchase the equipment at the lease term date. Revenue for non-lease components are accounted for separately.
The following table sets out a maturity analysis of operating lease payments, showing the undiscounted lease payments to be received after the reporting date:

Amount
(in millions)
2020	$200
2021	149
2022	82
2023	30
2024	8
2025 and thereafter	3
Total undiscounted lease payments	$472

12. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
A summary of investments in unconsolidated subsidiaries and affiliates as of September 30, 2020 and December 31, 2019 is as follows:

	September 30, 2020	December 31, 2019
	(in millions)
Equity method	$499	$513
Cost method(1)	9	118
Total	$508	$631
(1) At December 31, 2019, investments in unconsolidated subsidiaries and affiliates using the cost method included the investment in Nikola. This investment is now included in “Investments at fair value through profits and loss” on the Condensed Consolidated Balance Sheet as it is measured at fair value following the completion of Nikola Corporation’s business combination with VectoIQ Acquisition Corp. and listing of its shares on NASDAQ. See footnote 16 for further details.

13. GOODWILL AND OTHER INTANGIBLES
Changes in the carrying amount of goodwill for the nine months ended September 30, 2020 are as follows:

	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at January 1, 2020	$1,732	$587	$59	$5	$155	$2,538
Decrease	(14)	—	—	—	—	(14)
Foreign currency translation and other	(3)	(2)	2	—	—	(3)
Goodwill impairment charge	—	(585)	—	—	—	(585)
Balance at September 30, 2020	$1,715	$—	$61	$5	$155	$1,936

Goodwill and other indefinite-lived intangible assets are tested for impairment annually or more frequently if a triggering event occurs that would indicate it is more likely than not that the fair value of a reporting unit is less than book value. CNH Industrial performed its most recent annual impairment review as of December 31, 2019. At that date, the estimated fair values of the Agriculture, Construction and Financial Services reporting units exceeded the carrying value by approximately 143%, 28%, and 43% respectively. For the Construction reporting unit, CNH Industrial had determined that the goodwill was at risk for impairment going forward should there be a deterioration of projected cash flows of the reporting unit. Refer to Footnote 9 of the Company’s annual report on Form 20-F for the year ended December 31, 2019 for further details.
During the second quarter of 2020, the Company considered whether a quantitative interim assessment of goodwill for impairment was required as a result of the significant economic disruption caused by the COVID-19 pandemic. Based on the internal and external sources of information considered through June 30, 2020, including the current and expected future economic and market conditions surrounding the COVID-19 pandemic and its impact on each of the reporting units, industry and market considerations, overall financial performance (both current and projected), as well as the amount by which the fair value of the Company’s reporting units exceeded their respective carrying values at the date of the last quantitative assessment, the Company, as part of the qualitative assessment performed, determined these conditions indicated that it was more likely than not that the carrying value of the Construction reporting unit exceeded its fair value as of June 30, 2020. At June 30, 2020, CNH Industrial completed a quantitative impairment assessment for the Construction reporting unit which resulted in a fair value below carrying value. Based on the assessment, the Company recognized a goodwill impairment charge of $585 million for the Construction reporting unit.
As of September 30, 2020 and December 31, 2019, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		September 30, 2020			December 31, 2019
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$305	$234	$71	$320	$224	$96
Patents, concessions, and licenses and other	5-25	1,977	1,601	376	1,965	1,528	437
		2,282	1,835	447	2,285	1,752	533
Other intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Total Other intangible assets		$2,555	$1,835	$720	$2,558	$1,752	$806

Finite-lived intangible assets are amortized over their estimated useful lives and tested for impairment if events or changes in circumstances indicate that the asset may be impaired. During the second quarter of 2020, the Company recorded impairment charges of $27 million related to its Construction dealer network and $65 million related to certain software costs in its Agriculture segment. The impairments are included in Cost of goods sold on the Condensed Consolidated Statement of Operations.
CNH Industrial recorded amortization expense of $25 million and $28 million for the three months ended September 30, 2020 and 2019, respectively, and $72 million and $82 million for the nine months ended September 30, 2020 and 2019, respectively.

14. OTHER LIABILITIES
A summary of Other liabilities as of September 30, 2020 and December 31, 2019 is as follows:

	September 30, 2020	December 31, 2019
	(in millions)
Repurchase price on buy-back agreements	$1,235	$1,472
Warranty and campaign programs	932	919
Marketing and sales incentive programs	1,244	1,279
Tax payables	601	696
Accrued expenses and deferred income	652	639
Accrued employee benefits	672	562
Lease liabilities	388	449
Legal reserves and other provisions	331	299
Contract reserve	362	319
Contract liabilities(1)	1,207	1,236
Restructuring reserve	67	103
Other	1,005	866
Total	$8,696	$8,839
(1)Contract liabilities include $614 million and $657 million at September 30, 2020 and December 31, 2019, respectively, for future rents related to buy-back agreements.
Warranty and Campaign Programs
CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the three and nine months ended September 30, 2020 and 2019 for the basic warranty and accruals for campaign programs are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	(in millions)		(in millions)
Balance at beginning of period	$903	$941	$919	$925
Current year additions	180	162	522	566
Claims paid	(171)	(170)	(493)	(553)
Currency translation adjustment and other	20	(42)	(16)	(47)
Balance at September 30, 2020	$932	$891	$932	$891
Restructuring Expense
The Company incurred restructuring expenses of $7 million and $19 million during the three and nine months ended September 30, 2020, respectively. The Company incurred restructuring expenses of $42 million and $78 million during the three and nine months ended September 30, 2019, respectively.
15. COMMITMENTS AND CONTINGENCIES
As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require the Company to pay substantial damages or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against the Company’s earnings and included in “Other liabilities” on the condensed consolidated balance sheets.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.
Environmental
Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 66 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 16 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 60 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved, it has not been named as a potentially responsible party (“PRP”), or its liability is likely de minimis.
Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 66 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position, or results of operations.
The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or that are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position, or results of operations.
The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.
Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time that could exceed 30 years for some sites. As of September 30, 2020 and December 31, 2019, environmental reserves of approximately $31 million and $32 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.
Other Litigation and Investigation
Follow-up on Damages Claims: Iveco S.p.A., the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. These claims remain at an early stage. Further, on the basis of the letters issued by a significant number of customers indicating that they may commence proceedings in the future, CNH Industrial expects to face further claims based on the same legal grounds in the same and other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
FPT Emissions Investigation: On July 22, 2020, a number of the Group's offices in Europe were visited by investigators in the context of a request for assistance by the public prosecutors of Frankfurt am Main and Turin in relation to alleged noncompliance of two engines produced by FPT Industrial S.p.A., a wholly owned subsidiary of the Company. The Company immediately made itself available to these investigators and is providing its full cooperation to properly address the requests received. Although at the date hereof the Company has no evidence of any wrongdoing, the Company cannot predict at this time the extent and outcome of these requests and directly or indirectly related legal proceedings.
Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees on non-consolidated affiliates as of September 30, 2020 and December 31, 2019 totaling of $468 million and $453 million, respectively.

16. FINANCIAL INSTRUMENTS
The Company may elect to measure financial instruments and certain other items at fair value. This fair value option would be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. The election can be made at the acquisition of an eligible financial asset, financial liability or firm commitment or, when certain specified reconsideration events occur. The fair value election may not be revoked once made. The Company has not elected the fair value measurement option for eligible items.
Fair-Value Hierarchy
The hierarchy of valuation techniques for financial instruments is based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:
Level 1 - Quoted prices for identical instruments in active markets.
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the use of observable market data when available.
Determination of Fair Value
When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will use observable market-based inputs to calculate fair value, in which case the items are classified in Level 2.
If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.
The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models as well as any significant assumptions.
Derivatives
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the condensed consolidated statements of cash flows.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.7 billion and $6.9 billion at September 30, 2020 and December 31, 2019, respectively.
Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant for the three and nine months ended September 30, 2020 and 2019.
All of CNH Industrial’s interest rate derivatives outstanding as of September 30, 2020 and December 31, 2019 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $6.0 billion and $5.5 billion at September 30, 2020 and December 31, 2019, respectively.
As a result of the reform and replacement of specific benchmark interest rates, uncertainty remains regarding the timing and exact nature of those changes. At September 30, 2020, the notional amount of hedging instruments directly affected by the reform of benchmark interest rates is $992 million.
In the nine months ended September 30, 2020, the COVID-19 pandemic significantly impacted the economic environment. With regard to hedge accounting, the Company continues to monitor significant developments in order to assess the potential future impacts of the COVID-19 pandemic on the hedging relationships in place and to update its estimates concerning whether forecasted transactions can still be considered probable of occurring.

Financial Statement Impact of CNH Industrial Derivatives
The following table summarizes the gross impact of changes in the fair value of derivatives designated as cash flow hedges on accumulated other comprehensive income (loss) and net income (loss) during the three and nine months ended September 30, 2020 and 2019 (in millions):

		Recognized in Net Income
For the Three Months Ended September 30,	Gain (Loss) Recognized in Accumulated Other Comprehensive Income	Classification of Gain (Loss)	Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income
2020
Foreign exchange contracts	$40
		Net sales	(4)
		Cost of goods sold	12
		Other, Net	1
Interest rate contracts	8	Interest expense	(1)
Total	$48		$8
2019
Foreign exchange contracts	$(42)
		Net sales	2
		Cost of goods sold	(17)
		Other, Net	(3)
Interest rate contracts	(6)	Interest expense	(3)
Total	$(48)		$(21)

		Recognized in Net Income
For the Nine Months Ended September 30,	Gain (Loss) Recognized in Accumulated Other Comprehensive Income	Classification of Gain (Loss)	Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income
2020
Foreign exchange contracts	$106
		Net sales	(5)
		Cost of goods sold	(7)
		Other, Net	11
Interest rate contracts	(11)	Interest expense	(4)
Total	$95		$(5)
2019
Foreign exchange contracts	$(87)
		Net sales	(2)
		Cost of goods sold	(46)
		Other, Net	(10)
Interest rate contracts	(26)	Interest expense	(6)
Total	$(113)		$(64)

The following table summarizes the activity in accumulated other comprehensive income related to the derivatives held by the Company during the nine months ended September 30, 2020 and 2019:

In Millions	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2019	$(62)	$8	$(54)
Net changes in fair value of derivatives	95	(9)	86
Net losses reclassified from accumulated other comprehensive income into income	5	(4)	1
Accumulated derivative net losses as of September 30, 2020	$38	$(5)	$33

In Millions	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2018	$(23)	$1	$(22)
Net changes in fair value of derivatives	(113)	20	(93)
Net losses reclassified from accumulated other comprehensive income into income	64	(10)	54
Accumulated derivative net losses as of September 30, 2019	$(72)	$11	$(61)

The following tables summarize the impact that changes in the fair value of fair value hedges and derivatives not designated as hedging instruments had on earnings (in millions):

		For the Three Months Ended September 30,
	Classification of Gain	2020	2019
Fair Value Hedges
Interest rate derivatives	Interest expense	$(5)	$7

Not Designated as Hedges
Foreign exchange contracts	Other, Net	$6	$29

		For the Nine Months Ended September 30,
	Classification of Gain	2020	2019
Fair Value Hedges
Interest rate derivatives	Interest expense	$37	$38

Not Designated as Hedges
Foreign exchange contracts	Other, Net	$160	$(39)

The fair values of CNH Industrial’s derivatives as of September 30, 2020 and December 31, 2019 in the condensed consolidated balance sheets are recorded as follows:

	September 30, 2020		December 31, 2019
in millions of dollars	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	81	Derivative assets	44
Foreign currency contracts	Derivative assets	72	Derivative assets	17
Total derivative assets designated as hedging instruments		153		61
Interest rate contracts	Derivative liabilities	41	Derivative liabilities	29
Foreign currency contracts	Derivative liabilities	32	Derivative liabilities	69
Total derivative liabilities designated as hedging instruments		73		98
Derivatives not designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	—	Derivative assets	—
Foreign currency contracts	Derivative assets	35	Derivative assets	12
Total derivative assets not designated as hedging instruments		35		12
Interest rate contracts	Derivative liabilities	—	Derivative liabilities	—
Foreign currency contracts	Derivative liabilities	15	Derivative liabilities	23
Total derivative liabilities not designated as hedging instruments		15		23
Items Measured at Fair Value on a Recurring Basis
The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2020 and December 31, 2019:

	Level 1		Level 2		Total
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$107	$29	$107	$29
Interest rate derivatives	—	—	81	44	81	44
Investments	—	1	—	—	—	1
Investments at fair value through profit & loss	526	—	—	—	526	—
Total Assets	$526	$1	$188	$73	$714	$74
Liabilities
Foreign exchange derivatives	$—	$—	$(46)	$(92)	$(46)	$(92)
Interest rate derivatives	—	—	(41)	(29)	(41)	(29)
Commodities	—	—	(1)	—	(1)	—
Total Liabilities	$—	$—	$(88)	$(121)	$(88)	$(121)

At June 30, 2020, the line item “Investments at fair value through profit & loss” includes the fair value of the approximate 7% investment held by CNH Industrial in Nikola Corporation ("Nikola"), made in the context of the strategic partnership with Nikola to industrialize fuel-cell and battery electric Heavy-Duty trucks. During the second quarter of 2020, Nikola completed a business combination with VectoIQ Acquisition Corp., a publicly-traded special purpose acquisition company. Under the terms and conditions of the business combination, the former shareholders of Nikola received 1.901 shares of VectoIQ for every one share held in Nikola and became shareholders of VectoIQ, which, in turn, changed its name to “Nikola Corporation”. The combined company's shares continued listing on NASDAQ under the new ticker symbol “NKLA”. Before the completion of the business combination, CNH Industrial increased its investment in Nikola, that was accounted for using the cost method in the absence of a readily determinable fair value, to $250 million. The market price of Nikola shares as of September 30, 2020 was $20.48, determining a value of $526 million for the 25,661,448 shares held by CNH Industrial through its fully-owned subsidiary Iveco S.p.A. As a consequence, for the three and nine months ended September 30, 2020, the Company recorded a pre-tax loss of $1,207 million ($1,192 million after tax) and a pre-tax gain of $268 million ($265 million after tax), respectively, from the remeasurement at fair value of the investment in Nikola, recorded in the line item “Other, net”.
Iveco S.p.A. and Nikola Corporation are jointly developing cab over battery-electric vehicle (“BEV”) and hydrogen fuel cell electric vehicle (“FCEV”) trucks, which will be manufactured through a 50/50 owned joint venture in Europe for distribution in European market and to Nikola for distribution in North America. During 2020, Iveco S.p.A. and Nikola have entered into a series of agreements to establish the joint venture. The operations of the joint venture are expected to commence in the fourth quarter of 2020.
Items Measured at Fair Value on a Non-Recurring Basis
During the second quarter of 2020, the Company recorded property and equipment impairments of $163 million related to Agriculture ($111 million), Construction ($45 million) and Commercial and Specialty Vehicles ($7 million). The impairments are the result of declines in forecasted performance that indicated it was probable that the future cash flows would not cover the carrying amount of assets used in manufacturing equipment of the respective segments.
In addition, the Company recorded impairments to certain dealer network and software intangible assets. See Note 13 for further details.
The following tables present the fair value for nonrecurring Level 3 measurements from impairments as of September 30, 2020 and 2019:

	Fair Value		Losses
	2020	2019	2020	2019
	(in millions)
Property, plant and equipment	$107	$—	$163	$—
Other intangible assets	$—	$—	$92	$—

The following is a description of the valuation methodologies the Company uses to non-monetary assets at fair value:
Property, plant, and equipment, net: The impairments are measured at the lower of the carrying amount, or fair value. The valuations were based on a cost approach. The inputs include replacement cost estimates adjusted for physical deterioration and economic obsolescence.
Other intangible assets, net: The impairments are measured at the lower of the carrying amount or fair value. The valuations were based on the income approach (discounted cash flows). The inputs include estimates of future cash flows.
Fair Value of Other Financial Instruments
The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates its fair value.

Financial Instruments Not Carried at Fair Value
The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020		December 31, 2019
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$17,098	$17,315	$19,428	$19,375
Debt	$24,670	$25,018	$24,854	$25,249
Financing Receivables
The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.
Debt
All debt is classified as a Level 2 fair value measurement with the exception of bonds issued by CNH Industrial Finance Europe S.A. and bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement.
17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The Company’s share of other comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, changes in the fair value of available-for-sale securities, the Company’s share of other comprehensive income (loss) of entities accounted for using the equity method, and reclassifications for amounts included in net income (loss) less net income (loss) and other comprehensive income (loss) attributable to the noncontrolling interest. For more information on derivative instruments, see “Note 16: Financial Instruments”. For more information on pensions and retirement benefit obligations, see “Note 6: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following (in millions):

	Three Months Ended September 30, 2020
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$40	$(10)	$30
Changes in retirement plans’ funded status	(21)	6	(15)
Foreign currency translation	(221)	—	(221)
Share of other comprehensive income (loss) of entities using the equity method	12	—	12
Other comprehensive income (loss)	$(190)	$(4)	$(194)

	Nine Months Ended September 30, 2020
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$100	$(13)	$87
Changes in retirement plans’ funded status	(63)	20	(43)
Foreign currency translation	(697)	—	(697)
Share of other comprehensive income (loss) of entities using the equity method	(2)	—	(2)
Other comprehensive income (loss)	$(662)	$7	$(655)

	Three Months Ended September 30, 2019
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(28)	$6	$(22)
Changes in retirement plans’ funded status	(15)	6	(9)
Foreign currency translation	31	—	31
Share of other comprehensive income (loss) of entities using the equity method	(14)	—	(14)
Other comprehensive income (loss)	$(26)	$12	$(14)

	Nine Months Ended September 30, 2019
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(50)	$11	$(39)
Changes in retirement plans’ funded status	(37)	14	(23)
Foreign currency translation	109	—	109
Share of other comprehensive income (loss) of entities using the equity method	(17)	—	(17)
Other comprehensive income (loss)	$5	$25	$30
The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following (in millions):

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income (Loss) of Entities Using the Equity Method	Total
Balance, January 1, 2019	$(22)	$(473)	$(1,216)	$(148)	$(1,859)
Other comprehensive income (loss), before reclassifications	(93)	30	111	(17)	31
Amounts reclassified from other comprehensive income	54	(53)	—	—	1
Other comprehensive income (loss) *	(39)	(23)	111	(17)	32
Reclassification of certain tax effects	—	(65)	—	—	(65)
Balance, Balance, September 30, 2019	$(61)	$(561)	$(1,105)	$(165)	$(1,892)

Balance, January 1, 2020	$(54)	$(650)	$(1,145)	$(153)	$(2,002)
Other comprehensive income (loss), before reclassifications	86	43	(697)	(2)	(570)
Amounts reclassified from other comprehensive income (loss)	1	(86)	—	—	(85)
Other comprehensive income (loss) *	87	(43)	(697)	(2)	(655)
Balance, September 30, 2020	$33	$(693)	$(1,842)	$(155)	$(2,657)
(*)    Excluded from the table above is other comprehensive income (loss) allocated to noncontrolling interests of $0 million and $(2) million for the nine months ended September 30, 2020 and 2019, respectively.

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in the three and nine months ended September 30, 2020 and 2019 consisted of the following:

	Amounts Reclassified from Other Comprehensive Income (Loss)		Amount Reclassified from Other Comprehensive Income (Loss)		Consolidated Statement of Operations Line
	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	(in millions)		(in millions)
Cash flow hedges	$4	$(2)	$5	$2	Net sales
	(12)	17	7	46	Cost of goods sold
	(1)	3	(11)	10	Other, net
	1	3	4	6	Interest expense
	—	(4)	(4)	(10)	Income taxes
	$(8)	$17	$1	$54
Change in retirement plans’ funded status:
Amortization of actuarial losses	$12	$18	$33	$52	*
Amortization of prior service cost	(33)	(32)	(98)	(91)	*
	(6)	(4)	(21)	(14)	Income taxes
	$(27)	$(18)	$(86)	$(53)
Total reclassifications, net of tax	$(35)	$(1)	$(85)	$1
(*) These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 6: Employee Benefit Plans and Postretirement Benefits” for additional information.
18. RELATED PARTY INFORMATION
CNH Industrial’s related parties are primarily EXOR N.V. and the companies that EXOR N.V. controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”). As of September 30, 2020, EXOR N.V. held 42.6% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of September 30, 2020. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has a significant influence or jointly controls.
The Company’s Audit Committee reviews and evaluates all significant related party transactions.
Transactions with EXOR N.V. and its Subsidiaries and Affiliates
EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three and nine months ended September 30, 2020 and 2019.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (now FCA), the two companies entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.
Additionally, CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.

These transactions with FCA are reflected in the Company’s condensed consolidated financial statements as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	(in millions)		(in millions)
Net sales	$155	$171	$398	$533
Cost of goods sold	$59	$69	$146	$265
Selling, general and administrative expenses	$33	$34	$89	$102

	September 30, 2020	December 31, 2019
	(in millions)
Trade receivables	$2	$4
Trade payables	$80	$83
Transactions with Unconsolidated Subsidiaries and Affiliates
CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as IVECO-OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	(in millions)		(in millions)
Net sales	$274	$175	$702	$677
Cost of goods sold	$93	$121	$248	$377

	September 30, 2020	December 31, 2019
	(in millions)
Trade receivables	$154	$121
Trade payables	$83	$70
At September 30, 2020 and December 31, 2019, CNH Industrial had provided guarantees on commitments of its joint ventures for an amount of $138 million and $145 million, respectively, mainly related to IVECO-OTO MELARA Società Consortile a responsabilità limitata. At September 30, 2020 and December 31, 2019, CNH Industrial had provided guarantees on commitments of its associated company for an amount of $297 million and $276 million, respectively, related to CNH Industrial Capital Europe S.a.S.
19. SUBSEQUENT EVENTS
On October 6, 2020, CNH Industrial Capital LLC completed its previously announced offering of $500 million in aggregate principal amount of 1.875% notes due 2026, with an issue price of 99.761%.
On October 29, 2020, CNH Industrial announced that it completed its acquisition of a minority stake in Zasso Group AG, a global specialist in non-chemical weed and invasive plant management solutions using electrical power.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENERAL
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its subsidiaries.
The Company has five reportable segments reflecting the five businesses directly managed by CNH Industrial N.V., consisting of: (i) Agriculture, which designs, produces and sells agricultural equipment (ii) Construction, which designs, produces and sells construction equipment (iii) Commercial and Specialty Vehicles, which designs, produces and sell trucks, commercial and specialty vehicles, and buses, (iv) Powertrain, which designs, produces and sells engines, transmissions and axles for those vehicles and engines for marine and power generation applications; and (v) Financial Services, which provides financial services to customers acquiring our products. The Company’s worldwide agricultural equipment, construction equipment, commercial and specialty vehicles, powertrain operations as well as corporate functions are collectively referred to as “Industrial Activities.”
The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to our unaudited condensed consolidated financial statements in this report, as well as our annual report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (“SEC”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year due to seasonal and other factors.
Certain financial information in this report has been presented by geographic area. Our geographical regions are: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:
•North America: United States, Canada and Mexico;
•Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans;
•South America: Central and South America, and the Caribbean Islands; and
•Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), and African continent and Middle East.
Non-GAAP Financial Measures
We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. These measures facilitate management’s ability to identify operational trends as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These financial measures have no standardized meaning in U.S. GAAP, and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.
Our primary non-GAAP financial measures are defined as follows:
Adjusted EBIT
Adjusted EBIT is defined as net income (loss) before income taxes, interest expenses of Industrial Activities net, restructuring expenses, the finance and non-service component of pension and other post-employment costs, foreign exchange gains/(losses) and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. We provide a reconciliation of Net Income (Loss), the most directly comparable U.S. GAAP financial measure included in our consolidated statements of operations, to Adjusted EBIT.
Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)
Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits, and investments towards high-rating level counterparts), and derivative hedging debt. We provide a reconciliation of Total Debt, which is the most directly comparable U.S. GAAP financial measure included in our consolidated balance sheets, to Net Debt. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

Revenues on a Constant Currency Basis
We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year average exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange (“FX”) rate fluctuations.
Free Cash Flow of Industrial Activities
Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.
RESULTS OF OPERATIONS
The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results.
COVID-19 Update
During the first nine months of 2020, the effects of the COVID-19 pandemic impacted our business, results and outlook. Additionally, uncertainty about the future impacts on CNH Industrial’s end-markets and operations remains considerable as the resurgence of COVID-19 is leading to new restrictions on social interactions and business operations. We continued to prioritize looking after our people, supporting our dealers and customers and managing our supply chain. We expect these issues to remain as priorities during the coming months given the global resurgence of COVID-19.

We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business and the Company's results of operations, financial condition and cash flows in 2020 may also be significantly negatively impacted by, among other things, further restructuring actions and other non-cash asset impairments, price pressure on new and used vehicles, which may give rise to further reserve requirements, excess inventory, difficulty in collecting financial receivables and subsequent increased allowances for credit losses.
Nikola Investment
At September 30, 2020, the line item “Investments at fair value through profit & loss” includes the fair value of the approximate 7% investment held by CNH Industrial in Nikola Corporation, made as part of the strategic partnership with Nikola to industrialize fuel-cell and battery electric Heavy-Duty trucks. During the second quarter of 2020, Nikola Corporation completed a business combination with VectoIQ Acquisition Corp., a publicly-traded special purpose acquisition company. For the three months and nine months ended September 30, 2020 the Company recorded a pre-tax loss of $1,207 million ($1,192 million after tax) and a pre-tax gain of $268 million ($265 million after tax), respectively, from the remeasurement at fair value of the investment in Nikola Corporation, recorded in the line item “Other, net”.
The quarterly fair value remeasurement of the Company’s investment in Nikola Corporation might also significantly impact the Company reported results in future quarters given the volatility of Nikola’s share price. This noncash impact will be consistently excluded from the calculation of CNH Industrial Non-GAAP Adjusted measures, and, in particular, from the Adjusted diluted EPS.
Planned Spin-off of On-Highway Business
The Company has confirmed its intention to separate its "On-Highway" (commercial and specialty vehicles, and powertrain) and "Off-Highway" (agriculture, and construction) businesses. The original timeline for the implementation of the proposed separation has been extended as a consequence of the negative market conditions due to the COVID-19 pandemic.

Three Months Ended September 30, 2020 Compared to Three Months Ended September 30, 2019
Consolidated Results of Operations

	Three Months Ended September 30,
	2020	2019
	(in millions)
Revenues:
Net sales	$6,107	$5,892
Finance, interest and other income	385	468
Total Revenues	6,492	6,360
Costs and Expenses:
Cost of goods sold	5,178	5,015
Selling, general and administrative expenses	501	540
Research and development expenses	226	238
Restructuring expenses	7	42
Interest expense	161	192
Other, net	1,388	173
Total Costs and Expenses	7,461	6,200
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(969)	160
Income tax benefit	15	486
Equity in income of unconsolidated subsidiaries and affiliates	22	(3)
Net income (loss)	(932)	643
Net income attributable to noncontrolling interests	10	6
Net income (loss) attributable to CNH Industrial N.V.	$(942)	$637
Revenues
We recorded revenues of $6,492 million for the three months ended September 30, 2020, up 2.1% compared to the three months ended September 30, 2019 (up 3.0% on a constant currency basis). Net sales of Industrial Activities were $6,107 million in the three months ended September 30, 2020, up 3.6% compared to the three months ended September 30, 2019 (up 4.4% on a constant currency basis), primarily driven by an increase in Agriculture sales.
Cost of Goods Sold
Cost of goods sold were $5,178 million for the three months ended September 30, 2020 compared with $5,015 million for the three months ended September 30, 2019. As a percentage of net sales of Industrial Activities, cost of goods sold was 84.8% in the three months ended September 30, 2020 (85.1% for the three months ended September 30, 2019). In the three months ended September 30, 2019 cost of sales included $135 million of assets optimization charges included in the Company's "Transform2Win" strategy.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $501 million during the three months ended September 30, 2020 (7.7% of total revenues), down $39 million compared to the three months ended September 30, 2019 (8.5% of total revenues).
Research and Development Expenses
For the three months ended September 30, 2020, research and development expenses were $226 million compared to $238 million for the three months ended September 30, 2019. The costs in both periods were primarily attributable to continued investment in new products and engine development costs associated with emission requirements.
Restructuring Expenses
Restructuring expenses for the three months ended September 30, 2020 were $7 million, compared to $42 million for the three months ended September 30, 2019.

Interest Expense
Interest expense was $161 million for the three months ended September 30, 2020 compared to $192 million for the three months ended September 30, 2019. The interest expense attributable to Industrial Activities for the three months ended September 30, 2020, net of interest income and eliminations, was $63 million compared to $62 million in the three months ended September 30, 2019.
Other, net
Other, net expenses were $1,388 million for the three months ended September 30, 2020 and includes a pre-tax loss of $1,207 million from the remeasurement at fair value of the investment in Nikola Corporation and a pre-tax gain of $30 million as a result of the Benefit Modification Amortization over approximately 4.5 years of the $527 million positive impact from the Benefit Modification. Other, net expenses were $173 million for the three months ended September 30, 2019 and included a pre-tax gain of $30 million due to the Benefit Modification Amortization.
Income Taxes

	Three Months Ended September 30,
	2020	2019
	(in millions, except percentages)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$(969)	$160
Income tax benefit	$15	$486
Effective tax rate	1.5%	(303.8)%
Income tax benefit for the three months ended September 30, 2020 was $15 million compared to income tax benefit of $486 million for the three months ended September 30, 2019. The effective tax rates for the three months ended September 30, 2020 and 2019 were positive 1.5% and negative 303.8%, respectively. The current period effective tax rate reflects the inability to record tax benefits on pre-tax losses in certain jurisdictions and the minimal discrete tax benefit related to the pre-tax loss of $1,207 million due to the remeasurement to fair value of the investment in Nikola Corporation, calculated in accordance with the applicable jurisdictional tax laws, the effects of which were partially offset by the impact of net discrete tax benefits. The discrete tax benefits were primarily non-cash and included $82 million related to the recognition of deferred tax assets, largely based on the recent profit history and expected future profitability of consolidated tax reporting groups in certain jurisdictions. Excluding the impacts of the pre-tax loss due to the remeasurement to fair value of the investment in Nikola Corporation, restructuring charges, the Benefit Modification Amortization and the non-cash discrete tax benefits, the effective tax rate was 38% for the three months ended September 30, 2020. The 2019 effective tax rate was primarily caused by a $539 million non-cash tax benefit associated with recognizing certain of the Company’s deferred tax assets. Excluding the impacts of the non-cash tax benefit, restructuring charges, the Benefit Modification Amortization and the asset optimization charges taken due to actions included in the ‘Transform2Win’ strategy, the effective tax rate was 28% in the third quarter of 2019.
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates totaled a $22 million gain and a $3 million loss for the three months ended September 30, 2020 and 2019, respectively.
Net Income (Loss)
Net loss was $932 million in the three months ended September 30, 2020, compared to net income of $643 million in the three months ended September 30, 2019. Net loss included a pre-tax loss of $1,207 million ($1,192 million after-tax) due to the remeasurement to fair value of the investment in Nikola Corporation. Net loss also included a pre-tax gain of $30 million ($22 million after-tax) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, net discrete tax benefits of $82 million, as well as pre-tax restructuring expenses of $7 million ($6 million after-tax). In the three months ended September 30, 2019, net income included $30 million ($23 million after tax) as a result of the Benefit Modification Amortization, a charge of $42 million of restructuring expenses ($21 million after-tax), and a gain of $50 million realized from granting to Nikola Corporation access to certain Iveco technology as part of the consideration for the initial interest in Nikola.

Industrial Activities and Business Segments
The following tables show revenues and Adjusted EBIT by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Three Months Ended September 30,
	2020	2019	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agriculture	$2,713	$2,446	10.9%	13.9%
Construction	576	664	(13.3)%	(10.1)%
Commercial and Specialty Vehicles	2,371	2,331	1.7%	0.2%
Powertrain	909	940	(3.3)%	(6.2)%
Eliminations and other	(462)	(489)
Total Net sales of Industrial Activities	6,107	5,892	3.6%	4.4%
Financial Services	408	487	(16.2)%	(13.3)%
Eliminations and other	(23)	(19)
Total Revenues	$6,492	$6,360	2.1%	3.0%

	Three Months Ended September 30,
	2020	2019	$ Change	2020 Adj EBIT Margin	2019 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agriculture	$274	$152	$122	10.1%	6.2%
Construction	(24)	10	(34)	(4.2)%	1.5%
Commercial and Specialty Vehicles	(7)	70	(77)	(0.3)%	3.0%
Powertrain	60	81	(21)	6.6%	8.6%
Unallocated items, eliminations and other	(65)	(29)	(36)
Total Adjusted EBIT of Industrial Activities	$238	$284	$(46)	3.9%	4.8%
Net sales of Industrial Activities were $6,107 million during the three months ended September 30, 2020, up 3.6% compared to the three months ended September 30, 2019 (up 4.4% on a constant currency basis), primarily driven by an increase in Agriculture sales.
Adjusted EBIT of Industrial Activities was $238 million during the three months ended September 30, 2020, compared to an adjusted EBIT of $284 million during the three months ended September 30, 2019, which included a gain of $50 million for granting Nikola access to certain Iveco technology. Positive price realization in Agriculture and Commercial and Specialty Vehicles, and cost containment actions across all segments fully offset negative mix.
Segment Performance
Agriculture
Net Sales
The following table shows Agriculture net sales by geographic region for the three months ended September 30, 2020 compared to the three months ended September 30, 2019:

Agriculture Sales—by geographic region:

	Three Months Ended September 30,
(in millions, except percentages)	2020	2019	% Change
North America	$937	$877	6.8%
Europe	893	788	13.3%
South America	373	406	(8.1)%
Rest of World	510	375	36.0%
Total	$2,713	$2,446	10.9%
Agriculture's net sales totaled $2,713 million in the three months ended September 30, 2020, with an increase of 10.9% compared to the three months ended September 30, 2019 (up 13.9% on a constant currency basis). The increase was mainly driven by higher sales volumes in North America, Europe and Rest of World, and favorable price realization.
For the third quarter of 2020, worldwide industry unit sales were up in all key regions. In North America, industry volumes in the over 140 horsepower (“hp”) tractor market sector were up 8% and combines were up 16%. Industry volumes for under 140 hp tractors in North America were up 24%. European markets were up 5% and 14% for tractors and combines, respectively. In South America, the tractor market increased 1% and the combine market decreased 17%. Significant increases in demand were also reported in Rest of World.
Adjusted EBIT
Adjusted EBIT was $274 million in the three months ended September 30, 2020, a $122 million increase compared to the three months ended September 30, 2019. The increase was driven by higher sales volumes, positive price realization, reduced selling, general and administrative expenses, continued prioritization in research and development spending and improved income from non-consolidated joint ventures. Adjusted EBIT margin was 10.1% (6.2% in the three months ended September 30, 2019).
Construction
Net Sales
The following table shows Construction net sales by geographic region for the three months ended September 30, 2020 compared to the three months ended September 30, 2019:
Construction Sales—by geographic region:

	Three Months Ended September 30,
(in millions, except percentages)	2020	2019	% Change
North America	$269	$341	(21.1)%
Europe	97	105	(7.6)%
South America	85	96	(11.5)%
Rest of World	125	122	2.5%
Total	$576	$664	(13.3)%
Construction's net sales totaled $576 million in the three months ended September 30, 2020, a decline of 13.3% compared to the three months ended September 30, 2019 (down 10.1% on a constant currency basis), mainly due to continued channel inventory destocking actions and a weaker pricing environment, primarily in North America. Retail deliveries were up bringing the reduction in channel inventory to more than 35% since the beginning of the year.
Global demand in construction end-markets showed 10% and 12% increases in compact and service equipment sub-segment and in general construction equipment, respectively, while road building and site preparation equipment decreased 7%. Demand increased 24% in Rest of World (+54% in China) while it decreased 15% in Europe. Compact equipment was up 14% in North America.
Adjusted EBIT
Adjusted EBIT loss was $24 million ($10 million profit in the three months ended September 30, 2019). The deterioration was driven by lower volumes and negative fixed cost absorption due to destocking actions and unfavorable price realization, partially offset by cost-containment actions.
Commercial and Specialty Vehicles
Net Sales
The following table shows Commercial and Specialty Vehicles’ net sales by geographic region for the three months ended September 30, 2020 compared to the three months ended September 30, 2019:

Commercial and Specialty Vehicles Sales—by geographic region:

	Three Months Ended September 30,
(in millions, except percentages)	2020	2019	% Change
North America	$23	$17	n.m.
Europe	1,922	1,894	1.5%
South America	140	126	11.1%
Rest of World	286	294	(2.7)%
Total	$2,371	$2,331	1.7%
n.m. – not meaningful
Commercial and Specialty Vehicles’ net sales totaled $2,371 million in the three months ended September 30, 2020, an increase of 1.7% compared to the three months ended September 30, 2019 (flat on a constant currency basis), with higher volumes and positive price realization primarily in South America and Rest of World, offset by lower volumes in Light Commercial Vehicles ("LCV") and specialty vehicles in Europe.
During the third quarter of 2020, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, increased 7% compared to the same period in 2019. In Europe, the LCV market (GVW 3.5-7.49 tons) increased 13% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) decreased 5%. In South America, new truck registrations (GVW ≥3.5 tons) decreased 5% over the same period of 2019, with a decrease of 6% in Brazil and an increase of 4% in Argentina. In Rest of World, new truck registrations decreased by 1%.
In the third quarter of 2020, our estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 10.6%, down 0.8 percentage point ("p.p.") compared to the third quarter of 2019. Our market share in the South American truck market in the third quarter of 2020 was 11.7%, up 4.7 p.p. compared to the third quarter of 2019.
Commercial and Specialty Vehicles delivered approximately 28,600 vehicles (including buses and specialty vehicles) in the third quarter of 2020, in line with the third quarter of 2019. Volumes were 5% lower in LCV and 7% higher in M&H truck segments, respectively. Commercial and Specialty Vehicles’ deliveries were down 7% in Europe and up 36% and 24% in South America and in Rest of World, respectively.
In the third quarter of 2020, the ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 1.37. In the third quarter of 2020, truck order intake in Europe increased 39% compared to the third quarter of 2019, with an increase of 41% and 35% in LCV and in M&H, respectively.
Adjusted EBIT
Adjusted EBIT loss was $7 million in the three months ended September 30, 2020 ($70 million profit in the three months ended September 30, 2019). Excluding the 2019 gain realized from granting to Nikola Corporation the access to certain Iveco technology, the decrease was $27 million. The reduction was primarily driven by unfavorable volume and mix (primarily LCV and specialty vehicles in Europe), and the negative impact of fixed cost absorption due to lower production levels, partially offset by net price realization and cost containment actions.
Powertrain
Net Sales
Powertrain's net sales totaled $909 million in the three months ended September 30, 2020, a decrease of 3.3% compared to the three months ended September 30, 2019 (down 6.2% on a constant currency basis), driven by volume reduction, mainly for light and medium engines in Europe, partially offset by an increase in Rest of World. Sales to external customers accounted for 53% of total net sales (51% in the third quarter of 2019).

During the third quarter of 2020, Powertrain sold approximately 122,600 engines, a decrease of 12% compared to the third quarter of 2019. In terms of customers, 23% of engine units were supplied to Commercial and Specialty Vehicles, 13% to Agriculture, 4% to Construction and the remaining 60% to external customers. Additionally, Powertrain delivered approximately 12,000 transmissions and 31,600 axles, a decrease of 17% and 12%, respectively, compared to the third quarter of 2019.
Adjusted EBIT
Adjusted EBIT was $60 million for the three months ended September 30, 2020, a $21 million decrease compared to the three months ended September 30, 2019), mainly due to lower volume, partially offset by product cost efficiencies and cost-containment actions.

Financial Services
Finance, Interest and Other Income
Financial Services' revenues totaled $408 million in the three months ended September 30, 2020, a decrease of 16.2% compared to the three months ended September 30, 2019 (down 13.3% on a constant currency basis), primarily due to lower end lease inventory, negative impact from currency translation, and lower average portfolios in North America and Europe, partially offset by a higher average portfolio in South America.
Net Income
Net income of Financial Services was $56 million in the three months ended September 30, 2020, a decrease of $26 million compared to the three months ended September 30, 2019, primarily attributable to higher risk costs due to an expectation of deteriorating credit conditions and the lower average portfolios in North America and Europe, partially offset by cost savings actions and a higher average portfolios in South America.
In the third quarter of 2020, retail loan originations, including unconsolidated joint ventures, were $2.6 billion, up $0.2 billion compared to the third quarter of 2019. The managed portfolio, including unconsolidated joint ventures, was $24.7 billion as of September 30, 2020 (of which retail was 65% and wholesale 35%), down $0.7 billion compared to September 30, 2019. Excluding the impact of currency translation, the managed portfolio decreased $0.7 billion compared to the third quarter of 2019. The equity of Financial Services was $2,766 million as of September 30, 2020 ($2,817 million at December 31, 2019).
At September 30, 2020, the receivable balance greater than 30 days past due as a percentage of receivables was 2.4% (2.8% as of September 30, 2019.
Reconciliation of Net Income (Loss) to Adjusted EBIT
The following table includes the reconciliation of Adjusted EBIT, a non-GAAP financial measure, to net income, the most comparable U.S. GAAP financial measure.

	Three Months Ended September 30,
	2020	2019
	(in millions)
Consolidated Net Income (Loss)	$(932)	$643
Less: Consolidated Income tax (expenses)	15	486
Consolidated Income (Loss) before taxes	(947)	157
Less: Financial Services
Financial Services Net income	56	82
Financial Services income taxes	24	34
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations	63	62
Foreign exchanges (gains) losses, net	17	19
Finance and non-service components of Pension and other post-employment benefit costs(1)	(29)	(16)
Adjustments for the following Industrial Activities items:
Restructuring expenses	7	41
Other discrete items(2)	—	137
Nikola investment fair value adjustment	1,207	—
Adjusted EBIT of Industrial Activities	$238	$284
(1)    In the three months ended September 30, 2020 and 2019, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.
(2)    In the three months ended September 30, 2019, this item mainly included other asset optimization charges for $135 million due to actions included in the “Transform2Win” strategy.

Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019

Consolidated Results of Operations

	Nine Months Ended September 30,
	2020	2019
	(in millions)
Revenues:
Net sales	$16,250	$18,966
Finance, interest and other income	1,281	1,418
Total Revenues	17,531	20,384
Costs and Expenses:
Cost of goods sold	14,706	15,732
Selling, general and administrative expenses	1,511	1,634
Research and development expenses	643	755
Restructuring expenses	19	78
Interest expense	512	570
Goodwill impairment charge	585	—
Other, net	290	552
Total Costs and Expenses	18,266	19,321
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(735)	1,063
Income tax benefit	78	261
Equity in income of unconsolidated subsidiaries and affiliates	32	10
Net income (loss)	(625)	1,334
Net income attributable to noncontrolling interests	32	26
Net income (loss) attributable to CNH Industrial N.V.	$(657)	$1,308
Revenues
We recorded revenues of $17,531 million for the nine months ended September 30, 2020, a decrease of 14.0% compared to the nine months ended September 30, 2019 (down 11.6% on a constant currency basis). Net sales of Industrial Activities were $16,250 million in the nine months ended September 30, 2020, a decrease of 14.3% compared to the nine months ended September 30, 2019 (down 12.0% on a constant currency basis), due to the severe adverse COVID-19 impacts on supply chain and market conditions across all regions and segments, coupled with actions to reduce dealer inventory levels.
Cost of Goods Sold
Cost of goods sold were $14,706 million for the nine months ended September 30, 2020 compared with $15,732 million for the nine months ended September 30, 2019. As a percentage of net sales of Industrial Activities, cost of goods sold was 90.5% in the nine months ended September 30, 2020 (82.9% for the nine months ended September 30, 2019). Costs of goods sold included impairment charges of $255 million and asset optimization charges of $282 million ($135 million for the nine months ended September 30, 2019).
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $1,511 million during the nine months ended September 30, 2020 (8.6% of total revenues), down $123 million compared to the nine months ended September 30, 2019 (8.0% of total revenues).
Research and Development Expenses
For the nine months ended September 30, 2020, research and development expenses were $643 million compared to $755 million for the nine months ended September 30, 2019. The costs in both periods were primarily attributable to continued investment in new products and engine development costs associated with emission requirements.
Restructuring Expenses
Restructuring expenses for the nine months ended September 30, 2020 were $19 million, compared to $78 million for the nine months ended September 30, 2019.

Interest Expense
Interest expense was $512 million for the nine months ended September 30, 2020 compared to $570 million for the nine months ended September 30, 2019. The interest expense attributable to Industrial Activities for the nine months ended September 30, 2020, net of interest income and eliminations, was $181 million as it was for the nine months ended September 30, 2019.
Goodwill Impairment Charge
The Company incurred a goodwill impairment charge of $585 million during the nine months ended September 30, 2020, related to the impairment of the goodwill allocated to Construction. No goodwill impairment charge was recorded for the nine months ended September 30, 2019.
Other, net
Other, net expenses were $290 million for the nine months ended September 30, 2020 and includes a pre-tax gain of $268 million from the remeasurement at fair value of the investment in Nikola Corporation and a pre-tax gain of $90 million as a result of the Benefit Modification Amortization over approximately 4.5 years of the $527 million positive impact from the Benefit Modification. Other, net expenses were $552 million for the nine months ended September 30, 2019 and included a pre-tax gain of $90 million due to the Benefit Modification Amortization.
Income Taxes

	Nine Months Ended September 30,
	2020	2019
	(in millions, except percentages)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$(735)	$1,063
Income tax benefit	$78	$261
Effective tax rate	10.6%	(24.6)%
Income tax benefit for the nine months ended September 30, 2020 was $78 million compared to income tax benefit of $261 million for the nine months ended September 30, 2019. The effective tax rates for the nine months ended September 30, 2020 and 2019 were positive 10.6% and negative 24.6%, respectively. The current period effective tax rate reflects the inability to record tax benefits on pre-tax losses in certain jurisdictions and the goodwill impairment related to the Company’s Construction segment, the effects of which were partially offset by the minimal discrete tax charge on the pre-tax gain of $268 million due to the remeasurement to fair value of the investment in Nikola Corporation, calculated in accordance with the applicable jurisdictional tax laws, and the effect of net discrete tax benefits. The discrete tax benefits were primarily non-cash and included $82 million related to the recognition of deferred tax assets, primarily based on the recent profit history and expected future profitability of consolidated tax reporting groups in certain jurisdictions. Excluding the impacts of the pre-tax gain due to the remeasurement to fair value of the investment in Nikola Corporation, the goodwill impairment charge related to the Company’s Construction segment, asset optimization charges, impairment charges to other assets, restructuring charges, the Benefit Modification Amortization, charges taken due to actions included in the 'Transform2Win' Strategy and the non-cash discrete tax benefits, the effective tax rate was 149% in the nine months ended September 30, 2020. The high tax rate is primarily attributable to the inability to record tax benefits on pre-tax losses in certain jurisdictions. The 2019 effective tax rate was primarily caused by a $539 million non-cash tax benefit associated with recognizing certain of the Company’s deferred tax assets. Excluding the impacts of the non-cash tax benefit, restructuring, the Benefit Modification Amortization and the asset optimization charges taken due to actions included in the ‘Transform2Win’ strategy, the effective tax rate was 25% in the third quarter of 2019.
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates totaled $32 million and $10 million for the nine months ended September 30, 2020 and 2019, respectively.
Net Income (Loss)
Net loss was $625 million in the nine months ended September 30, 2020, compared to net income of $1,334 million in the nine months ended September 30, 2019. Net loss included a pre-tax gain of $268 million due to the remeasurement to fair value of the investment in Nikola Corporation. Net loss also included a non-cash, pre- and after-tax goodwill impairment charge of $585 million related to Construction, other assets pre-tax impairment charges of $255 million ($214 million after-tax), other asset optimization pre-tax charges of $282 million ($227 million after-tax) partially offset by net discrete tax benefits of $82 million. Furthermore, net loss included a pre-tax gain of $90 million ($68 million after-tax) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification. In the nine months ended September 30, 2019, net income included $90 million ($68 million after-tax) as a result of the Benefit Modification Amortization and a charge of $78 million of restructuring expense.

Industrial Activities and Business Segments
The following tables show revenues and Adjusted EBIT by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Nine Months Ended September 30,
	2020	2019	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agriculture	$7,498	$8,031	(6.6)%	(3.4)%
Construction	1,418	2,061	(31.2)%	(28.1)%
Commercial and Specialty Vehicles	6,131	7,443	(17.6)%	(16.1)%
Powertrain	2,425	3,109	(22.0)%	(21.3)%
Eliminations and other	(1,222)	(1,678)
Total Net sales of Industrial Activities	16,250	18,966	(14.3)%	(12.0)%
Financial Services	1,338	1,480	(9.6)%	(6.3)%
Eliminations and other	(57)	(62)
Total Revenues	$17,531	$20,384	(14.0)%	(11.6)%

	Nine Months Ended September 30,
	2020	2019	$ Change	2020 Adj EBIT Margin	2019 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agriculture	$501	$661	$(160)	6.7%	8.2%
Construction	(194)	48	(242)	(13.7)%	2.3%
Commercial and Specialty Vehicles	(219)	221	(440)	(3.6)%	3.0%
Powertrain	123	279	(156)	5.1%	9.0%
Unallocated items, eliminations and other	(179)	(120)	(59)
Total Adjusted EBIT of Industrial Activities	$32	$1,089	$(1,057)	0.2%	5.7%
Net sales of Industrial Activities were $16,250 million during the nine months ended September 30, 2020, down 14.3% compared to the nine months ended September 30, 2019 (down 12.0% on a constant currency basis), due to severe adverse COVID-19 impacts on supply chain and market conditions across all regions, coupled with actions to reduce dealer inventory levels.
Adjusted EBIT of Industrial Activities was a gain of $32 million during the nine months ended September 30, 2020 ($1,089 million during the nine months ended September 30, 2019), primarily due to positive price realization in Agriculture and Commercial and Specialty Vehicles, and cost containment actions across all segments more than offset by industry demand disruption, negative absorption caused by plant shutdowns and actions to lower inventory levels.

Business Segment Performance
Agriculture
Net Sales
The following table shows Agriculture net sales by geographic region for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019:
Agriculture Sales—by geographic region:

	Nine Months Ended September 30,
(in millions, except percentages)	2020	2019	% Change
North America	$2,662	$2,843	(6.4)%
Europe	2,613	2,921	(10.5)%
South America	975	1,126	(13.4)%
Rest of World	1,248	1,141	9.4%
Total	$7,498	$8,031	(6.6)%
Agriculture's net sales totaled $7,498 million for the nine months ended September 30, 2020, a decline of 6.6% compared to the nine months ended September 30, 2019 (down 3.4% on a constant currency basis). The decrease was driven by lower industry volumes primarily in North America and Europe linked to the COVID-19 pandemic, partially offset by positive price realization performance across all regions.
For the nine months ended September 30, 2020, worldwide industry unit sales for tractors were up 7% compared to the nine months ended September 30, 2019, while worldwide industry sales for combines were up 9%. In North America, industry volumes in the over 140 hp tractor market sector were down 7% and combines were up 1%. Industry volumes for under 140 hp tractors in North America were up 15%. European markets were down 8% and 13% for tractors and combines, respectively. In South America, the tractor market decreased 5% and the combine market decreased 11%. Rest of World markets increased 7% for tractors and increased 21% for combines.
Adjusted EBIT
Adjusted EBIT was $501 million in the nine months ended September 30, 2020, a $160 million decrease compared to the nine months ended September 30, 2019. Positive price realization, disciplined cost management, favorable purchasing performance and continued prioritization in research and development spending were more than offset by lower wholesale volume, unfavorable market and product mix, negative fixed cost absorption due to manufacturing facility shutdowns, higher product costs, and costs associated with product quality actions. Adjusted EBIT margin was 6.7% (8.2% in the nine months ended September 30, 2019).
Construction
Net Sales
The following table shows Construction net sales by geographic region for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019:
Construction Sales—by geographic region:

	Nine Months Ended September 30,
(in millions, except percentages)	2020	2019	% Change
North America	$600	$1,035	(42.0)%
Europe	277	371	(25.3)%
South America	222	255	(12.9)%
Rest of World	319	400	(20.3)%
Total	$1,418	$2,061	(31.2)%
Construction's net sales totaled $1,418 million in the nine months ended September 30, 2020, a decline of 31.2% compared to the nine months ended September 30, 2019 (down 28.1% on a constant currency basis), as a result of deteriorating market conditions primarily in North America, Europe, and Rest of World due to the COVID-19 pandemic, combined with actions to reduce dealer inventory levels and negative price realization primarily in North America.
During the nine months ended September 30, 2020, Construction’s worldwide general equipment industry sales were up 5% compared to the nine months ended September 30, 2019, while worldwide compact and worldwide road building and site equipment industry sales were down 2% and 12%, respectively.

Adjusted EBIT
Adjusted EBIT loss was $194 million, a decline of $242 million compared to the nine months ended September 30, 2020 ($48 million in the nine months ended September 30, 2019). The decrease was driven by lower volumes, negative fixed cost absorption due to plant shutdowns, destocking actions, and unfavorable price realization impacted by retail program enhancements in response to COVID-19 impacted market conditions. These were partially offset by cost-cutting actions.
Commercial and Specialty Vehicles
Net Sales
The following table shows Commercial and Specialty Vehicles’ net sales by geographic region for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019:
Commercial and Specialty Vehicles Sales—by geographic region:

	Nine Months Ended September 30,
(in millions, except percentages)	2020	2019	% Change
North America	$51	$47	n.m.
Europe	4,944	6,033	(18.1)%
South America	371	433	(14.3)%
Rest of World	765	930	(17.7)%
Total	$6,131	$7,443	(17.6)%
n.m. – not meaningful
Commercial and Specialty Vehicles’ net sales totaled $6,131 million in the nine months ended September 30, 2020, a decline of 17.6% compared to the nine months ended September 30, 2019 (down 16.1% on a constant currency basis), driven by decreased volumes across all geographies due to the COVID-19 pandemic.
During the nine months ended September 30, 2020, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, decreased 20% compared to the same period in 2019. In Europe, the LCV market (GVW 3.5-7.49 tons) decreased 12% and the M&H truck market (GVW ≥7.5 tons) decreased 34%. In South America, new truck registrations (GVW ≥3.5 tons) decreased 15% over the same period of 2019 with a decrease of 15% and 17% in Brazil and in Argentina, respectively. In Rest of World, new truck registrations decreased by 16%.
In the nine months ended September 30, 2020, trucks’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 10.4%, down 0.3 p.p. compared to the nine months ended September 30, 2019. In the nine months ended September 30, 2020, trucks' market share in South America was 9.7%, up 2.0 p.p. compared to the nine months ended September 30, 2019.
Commercial and Specialty Vehicles delivered approximately 74,500 vehicles (including buses and specialty vehicles) in the nine months ended September 30, 2020, representing a 25% decrease compared to the same period of 2019. Volumes were down 31% in LCV and 11% in M&H truck segments. Commercial and Specialty Vehicles’ deliveries were lower 30% in Europe, increased 3% in South America and decreased 6% in Rest of World.
Adjusted EBIT
Adjusted EBIT loss was $219 million in the nine months ended September 30, 2020 ($221 million profit in the nine months ended September 30, 2019), and was negatively impacted by the critical market conditions, generating lower volumes and higher product costs due to plant shutdowns, as well as by unfavorable foreign exchange impacts, partially offset by positive price realization, lower selling, general and administrative expenses, and containment actions in research and development spending.
Powertrain
Net Sales
Powertrain's net sales totaled $2,425 million in the nine months ended September 30, 2020, a decline of 22.0% compared to the nine months ended September 30, 2019 (down 21.3% on a constant currency basis) due to unfavorable volume and mix as a consequence of COVID-19. Sales to external customers accounted for 53% of total net sales (49% in the nine months ended September 30, 2019).

During the nine months ended September 30, 2020, Powertrain sold approximately 327,900 engines, a decrease of 27% compared to the nine months ended September 30, 2019. In terms of customers, 24% of engine units were supplied to Commercial and Specialty Vehicles, 13% to Agriculture, 3% to Construction and the remaining 60% to external customers. Additionally, Powertrain delivered approximately 31,200 transmissions, a decrease of 37% compared to the nine months ended September 30, 2019, and approximately 90,500 axles, a decrease of 32% compared to the nine months ended September 30, 2019.
Adjusted EBIT
Adjusted EBIT was $123 million for the nine months ended September 30, 2020, a $156 million decrease compared to the nine months ended September 30, 2019 ($279 million), mainly due to unfavorable volume and mix, partially offset by purchasing and quality efficiencies, cost containment actions and lower spending for regulatory programs. Adjusted EBIT margin was 5.1% in the nine months ended September 30, 2020 (9.0% in the nine months ended September 30, 2019).
Financial Services
Finance, Interest and Other Income
Financial Services' revenues totaled $1,338 million in the nine months ended September 30, 2020, a 9.6% decrease compared to the nine months ended September 30, 2019 (down 6.3% on a constant currency basis), primarily due to lower average portfolios in North America and Europe, lower operating lease maturities and the negative impact of currency, partially offset by higher average portfolios in South America.
Net Income
Net income of Financial Services was $189 million for the nine months ended September 30, 2020, a decrease of $79 million compared to the nine months ended September 30, 2019, primarily attributable to higher risk costs due to deteriorating credit conditions due to the COVID-19 pandemic, partially offset by cost savings and higher average portfolios in South America.
In the nine months ended September 30, 2020, retail loan originations, including unconsolidated joint ventures, were $7.1 billion, flat compared to the nine months ended September 30, 2019. The managed portfolio, including unconsolidated joint ventures, was $24.7 billion as of September 30, 2020 (of which retail was 65% and wholesale 35%), down $0.7 billion compared to September 30, 2019 (down $0.7 billion on a constant currency basis).
Reconciliation of Net Income (Loss) to Adjusted EBIT
The following table includes the reconciliation of Adjusted EBIT, a non-GAAP financial measure, to net income, the most comparable U.S. GAAP financial measure.

	Nine Months Ended September 30,
	2020	2019
	(in millions)
Consolidated Net Income (Loss)	$(625)	$1,334
Less: Consolidated Income tax (expenses)	78	261
Consolidated Income (Loss) before taxes	$(703)	$1,073
Less: Financial Services
Financial Services Net income	189	268
Financial Services income taxes	74	101
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations	181	181
Foreign exchanges (gains) losses, net	22	39
Finance and non-service components of Pension and other post-employment benefit costs(1)	(85)	(47)
Adjustments for the following Industrial Activities items:
Restructuring expenses	19	75
Goodwill impairment change	585	—
Other discrete items(2)	544	137
Nikola investment fair value adjustment	(268)	—
Adjusted EBIT of Industrial Activities	$32	$1,089
(1)    In the nine months ended September 30, 2020 and 2019, this item includes the pre-tax gain of $90 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.
(2)    In the nine months ended September 30, 2020, this item mainly includes impairment of intangible and other long-lived asset optimization charges. In the nine months ended September 30, 2019, this item mainly included other asset optimization charges for $135 million due to actions included in the "Transform2Win" strategy.

CRITICAL ACCOUNTING POLICIES
See our critical accounting policies discussed in the Management’s Discussion and Analysis of the most recent annual report filed on Form 20-F. There have been no material changes to these policies, except for the adoption of ASC 326, Financial Instruments - Credit Losses, on January 1, 2020 which impacts our allowance for credit losses (See Note 2).
LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statement of cash flows and our condensed consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. CNH Industrial, focusing on cash preservation and leveraging on a good access to funding, continues to maintain solid financial strength and liquidity.
Cash Flows
During the nine months ended September 30, 2020, consolidated cash, cash equivalents and restricted cash increased by $1,360 million primarily as a result of cash preservation measures and a lower portfolio.
At September 30, 2020, Available liquidity(1) was $13,164 million inclusive of $5,890 million in undrawn committed facilities ($5,474 million at December 31, 2019) and of other current financial assets of $141 million ($58 million at December 31, 2019), compared to $11,305 million at December 31, 2019.
Net Cash from Operating Activities
Cash provided by operating activities in the nine months ended September 30, 2020 totaled $2,763 million and comprised the following elements:
▪$625 million loss;
▪plus $585 million in goodwill impairment loss;
▪plus $460 million in non-cash charges for depreciation and amortization (net of commercial vehicles sold under buy-back commitments and operating leases);
▪plus $6 million in losses on the disposal of assets and other non-cash items;
▪plus change in deferred income taxes of $245 million and change in provisions of $127 million;
▪plus $390 million for depreciation of buy-back commitments and operating leases;
▪minus $268 million for the remeasurement at fair value of the investment in Nikola Corporation; and
▪plus $2,043 million in change in working capital.
In the nine months ended September 30, 2019, cash used in operating activities during the year was $144 million as a result of cash generated from income-related inflows (calculated as profit plus amortization and depreciation, dividends, changes in provisions and deferred taxes, various items related to sales with buy-back commitments and operating leases, loss on early redemption/repurchase of notes, net of gains/losses on disposals and other non-cash items) for a total amount of $1,811 million, and of a $1,960 million decrease in cash resulting from an increase in working capital.
Net Cash from Investing Activities
Net cash used by investing activities was $1,544 million in the nine months ended September 30, 2020 compared to $1,027 million used by investing activities in the nine months ended September 30, 2019. Net cash used in investing activities for the nine months ended September 30, 2020 was primarily due to expenditures for assets under operating leases and assets sold under buyback commitment ($761 million), expenditures for Property, Plant, and Equipment and intangible assets ($229 million) and net additions to retail receivables ($276 million). The increase in cash used in investing activities was primarily due to an increase in additions, net of collection, to retail receivables of $465 million.
Net Cash from Financing Activities
Net cash provided by financing activities was $144 million in the nine months ended September 30, 2020 compared to $294 million used by financing activities in the nine months ended September 30, 2019. Net cash provided by financing activities for the nine months ended September 30, 2020 was primarily due to an increase in other financial liabilities partially offset by net payments on long-term debt. The increase in cash provided by financing activities was primarily due to an increase in other financial liabilities and no dividends paid in 2020.

(1) Starting from September 30, 2020, the Company modified the definition of “Available liquidity” (a non-GAAP financial measure) in order to include also “Other current financial assets”. The Company believes the revised definition better reflects its consolidated liquidity.

Debt
Our consolidated debt as of September 30, 2020 and December 31, 2019 is as detailed in the following table:

	Consolidated		Industrial Activities		Financial Services
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
	(in millions)
Total Debt	$24,670	$24,854	$8,456	$6,558	$18,184	$20,748
A summary of total debt as of September 30, 2020 and December 31, 2019, is as follows:

	September 30, 2020			December 31, 2019
	Industrial Activities	Financial Services	Total	Industrial Activities	Financial Services	Total
	(in millions)
Total Bonds	$5,248	$3,313	$8,561	$5,061	$2,649	$7,710
Asset-backed debt	—	10,577	10,577	—	11,757	11,757
Other debt	2,236	3,296	5,532	165	5,222	5,387
Intersegment debt	972	998	—	1,332	1,120	—
Total Debt	$8,456	$18,184	$24,670	$6,558	$20,748	$24,854

A summary of issued bonds outstanding as of September 30, 2020 is as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount ($ millions)
Industrial Activities
Euro Medium Term Notes:
CNH Industrial Finance Europe S.A. (1)	EUR	367	2.875%	September 27, 2021	430
CNH Industrial Finance Europe S.A. (1)	EUR	75	1.625%	March 29, 2022	88
CNH Industrial Finance Europe S.A. (1)	EUR	316	1.375%	May 23, 2022	370
CNH Industrial Finance Europe S.A. (1)	EUR	369	2.875%	May 17, 2023	431
CNH Industrial Finance Europe S.A. (1)	EUR	650	1.750%	September 12, 2025	761
CNH Industrial Finance Europe S.A. (1)	EUR	100	3.500%	November 12, 2025	117
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.875%	January 19, 2026	585
CNH Industrial Finance Europe S.A. (1)	EUR	600	1.750%	March 25, 2027	703
CNH Industrial Finance Europe S.A. (1)	EUR	50	3.875%	April 21, 2028	59
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.625%	July 3, 2029	585
CNH Industrial Finance Europe S.A. (1)	EUR	50	2.200%	July 15, 2039	59
Other Bonds:
CNH Industrial N.V. (2)	USD	600	4.500%	August 15, 2023	600
CNH Industrial N.V. (2)	USD	500	3.850%	November 15, 2027	500
Hedging effects, bond premium/discount, and unamortized issuance costs					(40)
Total Industrial Activities					$5,248
Financial Services
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital ARG	ARS	701	36.000%	August 31, 2021	9
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital Australia Pty Ltd.	AUD	175	2.100%	December 12, 2022	125
CNH Industrial Capital LLC	USD	600	1.950%	July 2, 2023	600
CNH Industrial Capital ARG	USD	31	—%	August 31, 2023	31
CNH Industrial Capital LLC	USD	500	4.200%	January 15, 2024	500
Hedging effects, bond premium/discount, and unamortized issuance costs					48
Total Financial Services					$3,313
(1)    Bond listed on the Irish Stock Exchange.
(2)    Bond listed on the New York Stock Exchange.

The calculation of Net Debt as of September 30, 2020 and December 31, 2019 and the reconciliation of Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, to Net Debt are shown below:

	Consolidated		Industrial Activities		Financial Services
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
	(in millions)
Third party debt	$24,670	$24,854	$7,484	$5,226	$17,186	$19,628
Intersegment notes payable	—	—	972	1,332	998	1,120
Total Debt(1)	24,670	24,854	8,456	6,558	18,184	20,748
Less:
Cash and cash equivalents	6,425	4,875	5,677	4,407	748	468
Restricted cash	708	898	87	120	621	778
Intersegment notes receivable	—	—	998	1,120	972	1,332
Other current financial assets(2)	141	58	141	58	—	—
Derivatives hedging debt	9	(1)	9	(1)	—	—
Net Debt (Cash)(3)	$17,387	$19,024	$1,544	$854	$15,843	$18,170
(1)    Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $972 million and $1,332 million as of September 30, 2020 and December 31, 2019, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $998 million and $1,120 million as of September 30, 2020 and December 31, 2019, respectively.
(2)    This item includes short-term deposits and investments toward high-credit ratings counterparts.
(3)    The net intersegment (receivable)/payable balance recorded by Financial Services relating to Industrial Activities was $26 million and $(212) million as of September 30, 2020 and December 31, 2019, respectively.
Excluding positive exchange differences effect of $298 million, net Debt at September 30, 2020 compared to December 31, 2019 decreased by $1,339 million, reflecting an increase in cash and cash equivalents, as a result of cash preservation measures and a lower Financial Services portfolio. For the nine months ended September 30, 2020 and 2019, the Free Cash Flow of Industrial Activities was a usage of $439 million and $1,690 million, respectively. The lower usage is primarily due to a better change in working capital (mainly lower inventory and higher trade payables).
The following table shows the change in Net Debt of Industrial Activities for the nine months ended September 30, 2020 and 2019:

(in millions)	2020	2019*
Net (debt)/cash of Industrial Activities at beginning of period	$(854)	$(599)
Adjusted EBIT of Industrial Activities	32	1,089
Depreciation and amortization	458	492
Depreciation of assets under operating leases and assets sold with buy-back commitments	198	235
Cash interest and taxes	(198)	(328)
Changes in provisions and similar(1)	(385)	(366)
Change in working capital	(136)	(2,370)
Operating cash flow of Industrial Activities	(31)	(1,248)
Investments in property, plant and equipment, and intangible assets(2)	(228)	(323)
Other changes	(180)	(119)
Free Cash Flow of Industrial Activities	(439)	(1,690)
Capital increases and dividends(3)	(4)	(325)
Currency translation differences and other	(247)	244
Change in Net debt of Industrial Activities	(690)	(1,771)
Net (debt)/cash of Industrial Activities at end of period	$(1,544)	$(2,370)

(*) Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include Other current financial assets. As a consequence, certain amounts have been recast accordingly.
(1)    Including other cash flow items related to operating lease and buy-back activities.
(2)    Excluding assets sold under buy-back commitments and assets under operating leases.
(3) Including share buy-back transactions.

The following table shows the change in Net cash provided by (used in) Operating Activities to Free Cash Flow of Industrial Activities for the nine months ended September 30, 2020 and 2019:

(in millions)	2020	2019*
Net cash provided by (used in) Operating Activities	$2,763	$(144)
Less: Cash flows from Operating Activities of Financial Services net of Eliminations	(2,470)	(705)
Change in derivatives hedging debt of Industrial Activities	9	5
Investments in assets sold under but-back commitments and operating lease assets of Industrial Activities	(333)	(404)
Operating cash flow of Industrial Activities	(31)	(1,248)
Investments in property plant and equipment, and intangible assets of Industrial Activities	(228)	(323)
Other changes (1)	(180)	(119)
Free Cash Flow of Industrial Activities	$(439)	$(1,690)
(*) Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include Other current financial assets. As a consequence, certain amounts have been recast accordingly.
(1)    This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.
On June 15, Fitch Ratings (“Fitch”) affirmed CNH Industrial N.V. and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-” and changed the outlook to stable from positive. The Company's long-term credit ratings remained unchanged at "BBB" from Standard & Poor's and "Baa3" from Moody's with stable outlooks.
With the purpose of further diversifying Financial Services’ funding structure, CNH Industrial Capital LLC has established a commercial paper program in the U.S. This program had an amount of $85 million outstanding at September 30, 2020 ($387 million at December 31, 2019). CNH Industrial Financial Services S.A. in Europe issued commercial paper under a program which had an amount of $97 million outstanding at September 30, 2020 ($105 million at December 31, 2019). In the month of April 2020, the Company issued £600 million (equivalent to $748 million) of commercial paper through the Joint HM Treasury and Bank of England’s Covid Corporate Financing Facility (CCFF), with the amount outstanding at September 30, 2020 equal to $768 million. Furthermore, in Canada, the Company issued a new retail ABS transaction for a total amount of C$465 million (equivalent to $331 million), with the amount outstanding at September 30, 2020 equal to $306 million.
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. The credit facility replaced an existing five-year €1.75 billion credit facility due to mature in 2021. As of February 28, 2020, CNH Industrial exercised the first of the two extension options. The facility is now due to mature in March 2025. Available committed unsecured facilities expiring after twelve months amounted to approximately $5.9 billion at September 30, 2020 ($5.5 billion at December 31, 2019). Total committed secured facilities expiring after twelve months amounted to approximately $4.1 billion at September 30, 2020 ($4.1 billion at December 31, 2019), of which $1.2 billion was available at September 30, 2020 ($1.1 billion at December 31, 2019).

The Company will closely monitor its liquidity and capital resources for any potential impact that the COVID-19 pandemic may have on its operations. With the strong liquidity position at the end of September and the demonstrated access to the financial markets, the Company believes that its cash and cash equivalents, access to credit facilities and cash flows from future operations will be adequate to fund its known cash needs during the COVID-19 pandemic.
Please refer to “Note 10: Debt” in our most recent annual report on Form 20-F for more information related to our debt and credit facilities.
CONTINGENCIES
As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including legal proceedings, claims and governmental investigations, particularly in the areas of product liability (including asbestos-related liability), product performance, emissions and fuel economy, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. For more information, please refer to the information presented in “Note 15: Commitments and Contingencies” to our condensed consolidated financial statements.

SAFE HARBOR STATEMENT
All statements other than statements of historical fact contained in this filing, including statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; further developments of the COVID-19 pandemic not only on our operations, supply chains, distribution network, and level of demand for our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere, our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully and timely implement the planned spin-off of the Company's On-Highway business; and other similar risks and uncertainties and our success in managing the risks involved in the foregoing.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.
Additional factors which could cause actual results to differ from those or express or implied by the forward-looking statements are included in the Company’s filings with the SEC (including, but not limited to, the factors discussed in our annual report on Form 20-F and quarterly reports submitted on Form 6-K).

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See our most recent annual report filed on Form 20-F (Part I, Item 11). There has been no material change in this information.

PART II – OTHER INFORMATION

LEGAL PROCEEDINGS
See “Note 15: Commitments and Contingencies” to our condensed consolidated financial statements.
RISK FACTORS
There have been no material changes from the risk factors previously disclosed in our annual report on Form 20-F for the year ended December 31, 2019 and our quarterly report for the quarter ended March 31, 2020 filed with the SEC on Form 6-K on May 8, 2020 (the “Q1 2020 Form 6-K”) The risks described in the most recent annual report on Form 20-F, our Q1 2020 Form 6-K and in the “Safe Harbor Statement” within this report are not the only risks faced by us. Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.
UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
The Company did not purchase any of its equity securities during the third quarter of 2020.
DEFAULT UPON SENIOR SECURITIES
Not applicable.
MINE SAFETY DISCLOSURES
Not applicable.
OTHER INFORMATION
None.